UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, BC, Canada
V5J 0C6
(778) 331 5500
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☐       Form 40-F ☑
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated (Registrant)
Date: March 26, 2010	By:	/s/ Jeremy Black
Jeremy Black
Corporate Secretary

ANNUAL REPORT 2009

Gross Auction Proceeds *In billions of US dollars*
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
1.56
1.79
2.09
2.72
3.19
3.57
80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09

Buyers* *In thousands*
90.0
60.0
30.0
0
55.9
58.9
62.8
74.0
80.3
84.0
80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09

Consignors* *In thousands*
30.0
20.0
10.0
0
23.5
24.9
27.9
32.1
34.9
36.6
37.0
80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09

**Industrial auctions only*

CONTENTS

Letter to Shareholders	3
Innovation	10
Our Customers	16
Why Buyers Choose Ritchie Bros.	16
Why Sellers Choose Ritchie Bros.	20
rbauction.com	22
Our Auction Sites	24
Growth Strategy	26
Corporate Governance	30
Our Auction Process	32
Financial Information	33
Supplemental Quarterly Data	61
Selected Financial and Operating Data	62
Shareholder Information	64

Gross Auction Proceeds in billions of US dollars3.57 3.53.493.193.02.722.52.092.01.791.56 1.51.00.58081 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 0Buyers* in thousands97.83333333390.084.0 80.3Letter to Shareholders374.0Innovation3362.860.055.9 58.9Our Customers33Why Buyers Choose Ritchie Bros.33 Why Sellers Choose Ritchie Bros.3330.0 rbauction.com33 Our Auction Sites33 Growth Strategy338081 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 0Corporate Governance33 Our Auction Process33Financial Information33Consignors* in thousands36.6 37.032.1 34.930.0Supplemental Quarterly Data3327.923.5 24.920.0Selected Financial and Operating Data3310.0Shareholder Information338081 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 0*Industrial auctions onlyIn this Annual Report, all dollar amounts are stated in United States dollars unless a di3erent currency is indicated.Gross auction proceeds (“GAP”) represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may di3er from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. Auction revenues is the most directly comparable measure in our Statement of Operations and represents the revenues we earn in the course of conducting our auctions. Auction Revenues are primarily comprised of the commissions earned on straight commission and gross guarantee contracts, plus the net profit on the sale of lots purchased and sold by the Company as principal.We define adjusted net earnings as financial statement net earnings excluding the after-tax e3ects of excess property sales and significant foreign exchange gains or losses resulting from financing activities we do not expect to recur. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing our adjusted net earnings for di3erent financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period and identifies the impact of items which we do not consider to be part of our normal operating results.Forward-looking statements: The discussion in this Annual Report includes forward-looking statements, which involve risks and uncertainties as to possible future outcomes. Readers should refer to the discussion concerning forward-looking statements and risk factors included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 33, 3333, which is included in the Financial Information section of this Annual Report.

THE YEAR IN REVIEW 2009
Headquartered in Vancouver, Canada, Ritchie Bros. Auctioneers is the world’s largest industrial auctioneer. In 2009 we conducted 327 unreserved public auctions in 14 countries around the world, selling $3.49 billion of used and unused equipment for the construction, transportation, agricultural and other industries. We welcomed record numbers of bidders to our auctions, sold a record number of equipment items and confirmed our position as the world leader in on-site and online equipment auctions. While many companies were downsizing we continued to grow, hiring more people, establishing new auction sites and expanding our presence in markets around the world.
We achieved this through a unique combination of tradition and innovation.
ONLINE BIDDING RECORDS
►	Record amount of equipment sold online: $831 million

►	Reached $3 billion in cumulative online gross auction proceeds

►	Surpassed 100,000 approved online bidders
RECORDS BIDDER REGISTRATIONS
►	Record number of bidder registrations at industrial auctions: 336,000

►	Regional bidder registration records set at 25 auction sites
AUCTION RECORDS
►	Record number of lots sold at industrial auctions: 283,000

►	Largest auctions in Company history in Canada, the Middle East, Italy and France

►	Regional gross auction proceeds records set at 11 auction sites
MILESTONES
►	First auctions in India and Turkey; second auction in Poland; first auction in Central America (Panama) since 1998

►	Acquisition of Tipton, California-based Martella Auction Company; signed lease on Martella’s 65-acre auction site, which became our 40th auction site worldwide
STRATEGIC PARTNERSHIPS
►	Partnership with uShip, the world’s largest online shipping marketplace, to offer online shipping quotes and estimates through rbauction.com
AUCTION SITE NETWORK EXPANSION
►	Grand Opening auctions held at five new or replacement permanent auction sites:
•	Minneapolis, Minnesota
–	replaced smaller permanent site
•	Houston, Texas
–	replaced smaller permanent site
•	London, Ontario — new site
•	Grande Prairie, Alberta
–	replaced smaller permanent site
•	Mexico City, Mexico
–	replaced regional auction unit
►	Regional auction unit established in Madrid, Spain
–	our second auction site in Spain
►	Land purchased for three new permanent auction sites:
•	Caorso, Italy (62 acres)
–	will replace existing regional auction unit
•	Madrid, Spain (74 acres)
–	will replace existing regional auction unit
•	St. Louis, Missouri (67 acres)
–	new permanent auction site
►	Long-term leases signed on 41 acres of land in Meppen, Germany and 37 acres of land in Salt Lake City, Utah, on which we’ll establish new regional auction units

Edmonton, Alberta, Canada

Bidding Information
Ring 2 Theatre

2 2009 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Letter to Shareholders
We at Ritchie Bros. Auctioneers are very proud of our company’s history of innovation. Ritchie Bros. has made a lasting impression on the auction industry and the entire used equipment market over the past 50 years, through a combination of innovation and adhering to our tradition of commitment to fairness and integrity. There are many unique features of Ritchie Bros. unreserved public auctions that have become part of the fabric of our business, and these are things of which we are all very proud.
     Whether it was the development of the ramp style auction back in the 1960s or the advent of auctions that offer the best of both worlds — seamless integration of live AND internet bidding — our business is built on, and has remained successful in part because of, our continuing commitment to innovation, to improve the value of service we provide to our customers.
     One of the keys to our success is execution of our strategy. 2009 was a challenging year for many companies, and Ritchie Bros. was not immune to the malaise plaguing economies around the world. A state of paralysis among equipment owners in the United States affected our ability to grow our gross auction proceeds in 2009, yet we remained focused on execution and innovation. This focus in part allowed our adjusted earnings per share to grow 8% in 2009.
     Over the last 50 years we have used innovation in many ways, and some of the benefits were clearly demonstrated in 2009. We sold 12% more lots in 2009, yet we were able to keep operating costs in check. Innovation contributed to our ability to sell more items in an efficient manner and deliver earnings growth in the face of tough economic headwinds.
     Our earnings growth in 2009 came in spite of our gross auction proceeds being down 2% compared to 2008. This lack of growth was largely as a result of lower average auction values and challenges generating consignments in the United States, as well as a shift in the mix of equipment we sold at our auctions towards lower valued items. That being said, our 2009 gross auction proceeds in local currencies were 10% ahead of our local currency gross auction proceeds in 2008. In spite of the challenging economic environment, we grew our business and to us this indicates clearly that our model is intact.
     Earnings per share remain the focal point of our efforts and the ultimate measure of our success, and to further our goals we developed and implemented a number of new innovations in 2009 that we expect will allow us to continue to grow our earnings per share at a reasonable rate over the long term. Although we are pleased with our earnings growth in 2009, we can do more.
     One example of our recent initiatives that we expect to contribute to earnings growth in the future is the development of our Timed Auction system that was piloted in 2009 and is being rolled out in 2010. The Timed Auction system is an online bidding system that creates another option for our customers and ensures that we continue to have flexibility and convenience in our auction process. This initiative will result in tremendous efficiencies as we sell thousands of lower valued items, such as buckets and attachments, using this system.
     Our Timed Auction system has the potential to allow us to reduce our number of auction days, which should translate into lower costs and higher margins. It will allow us to sell many more items per day, with fewer staff and less cost, while maximizing the return to the consignor. Our bidders will benefit because the Timed Auction system creates much more convenience for them. It will also allow us to focus our efforts at the auction on higher value items, where the value add of the live auction experience is most dramatic. Our aim is to use the auction method that generates the best return for our customers, and now we have one more available alternative. Please see our discussion elsewhere in this report for a more comprehensive explanation of this exciting new technology.
     There have been many other examples of innovation in our auctions and our business practices over the years, but the common theme in all of these is value, allowing us to continue to grow by focusing on what we see as our fundamental purpose — creating compelling value for our customers, employees and shareholders.
     We generate value for our customers by using unreserved auctions to create a global marketplace where people can buy and sell equipment in a fair and transparent way. The key to that transparency is the open and honest nature of our auctions. Auctioneering has been around for a long time, yet it has not always been conducted to the highest standards of integrity. Being a public company has created even more

2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS     3

transparency in our business and allowed us to demonstrate clearly — day in and day out — that we operate to the highest level of business conduct and ethics, and this has become a competitive advantage.
     Over the last 50 years of continual innovation, we have grown to become the world’s largest auctioneer of construction, transportation and agricultural equipment — both live and online. We have accumulated a series of strategic assets that helps set us apart from any other offering available in the marketplace. One of our most important strategic assets is our global network of auction facilities, complete with state of the art refurbishing facilities.
     Our global auction site network allows us to take care of all the details of the auction process, allowing our customers to focus on their business. We save our customers time, effort and money by making the purchase and sale process easy and flexible. We have been refining our current auction facility model since we first introduced a prototype in the 1990s, and as a result, our facilities are leading edge. We made further progress in 2009 as we formalized a design prototype that is making the development of our auction facilities more efficient.
     In 2009 we also made significant progress expanding our global auction site network. We opened a brand new permanent site in London, Ontario and conducted our first auctions at our new property near Madrid, Spain. We expect to open a permanent site at this location in 2010. We moved into a new site near Melbourne, Australia and replaced permanent auction sites with significantly expanded capacity in Minneapolis, Minnesota; Houston, Texas; and Grande Prairie, Alberta. We also replaced a leased facility with a new permanent auction site near Mexico City, Mexico.

4     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

     2010 is already off to a roaring start: we conducted our first auction at our new permanent auction site in Narita (near Tokyo), Japan in January 2010. Again, innovation played a role in this facility as it was constructed without our standard “ramp” — all equipment in our Narita auctions is sold on-site through our Virtual Ramp system to both the live crowd and internet bidders. Entering Japan allows us to make a huge leap forward in our Asia strategy. Japan is an important used equipment market and having a permanent facility there after approximately 20 years of business in that country should allow us to reap tremendous rewards.
     We have five more facilities under development that we expect to open in 2010, as well as our regional auction unit in Tipton, CA that had its first auction in February 2010. We have been on an accelerated capital expenditure program for several years now and we believe that it peaked in 2009. We spent $157 million in 2009 and we expect expenditures to be in the range of $100 million per year as we move towards a more sustainable capex level. Our long term goal is to add at least two new sites to our network each year, as well as a number of replacement facilities.
     With all this investment in 2009 and previous years we have deliberately spent more than we’ve earned because it was more important to accelerate our innovations and expand our auction site capacity to prepare for future growth. Turning potential auction consignments away from auction yards that are already full is not the way to deliver value to our customers. We have made meaningful progress over the last few years and we expect to return to a positive cash flow situation in 2010 or 2011, with free cash flow improving steadily in the years ahead.
     We often get asked why our investments in auction sites are so important. There’s a simple answer: having care, custody and control of the equipment we sell means our sellers do not have to worry about their assets while we prepare them for sale and our buyers can bid in confidence knowing that transactions will be completed. When our buyers travel from overseas or participate online, they know exactly with whom they are dealing and where the assets are located. We let our bidders, the majority of whom are end users, inspect, test and compare the equipment prior to the auction so they can trust their own eyes and not need to rely on third party information to gain comfort on value. And few other auction companies can offer their sellers a local presence with a global reach, which is what we do every day with our strategically located yards around the

2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS     5

OUR CORE VALUES
We do what is right
We maintain the highest level of business integrity
We build and maintain strong and enduring customer relationships
We never lose track of the basics
We face our issues immediately and are solution oriented
We have a hunger and passion for the deal
We are nimble and opportunistic
We have fun
world. That may seem basic, but few other companies offer the global reach of our network. Our auction site network is a critical strategic asset that has become a significant competitive advantage.
     In addition to the tremendous activity on the auction site development front, we also had success in our frontier market initiatives in 2009. After five years of developing our business in India, we conducted our first sale in Hyderabad in September 2009. We recently completed our second sale in India and expect many more in the future.
     We also conducted our first sale in Turkey, which is another large equipment market with tremendous potential for us, and our first sale in ten years in Panama, with another sale completed in February 2010. We expect to see more activity from all of these markets in the future. Pioneering new markets helps us to expand our global bidding audiences at our auctions, which is another demonstration of our innovative approach to the auction business.
     Our continuous focus on innovation and execution has helped us become the world’s largest industrial auction company. At end of 2009, our team was comprised of 1,148 employees working out of more than 110 offices in 25 countries, including 40 auction sites. During 2009, we sold 283,000 lots for 37,000 consignors at 195 unreserved public industrial auctions, attracting 336,000 bidder registrations. We sold $831 million of equipment to online buyers, maintaining our position as the world’s largest seller of used equipment to online and on-site buyers. As most of the charts and graphs in this report show, these numbers have been increasing. To us, this is a clear sign that our strategy and model are working.
     We invest in innovative ways to serve our customers better in an effort to transform the way the world buys and sells commercial and industrial assets. We believe that our future growth and expansion is directly dependent on our ability to create compelling value for our customers, and we are always looking for new and innovative ways to accomplish that.
     Today, as we plan for the future, we are aiming to become the world’s largest marketplace for commercial and industrial assets. Right now our planning horizon is $10 billion in gross auction proceeds and beyond, and that motivates us to maintain our focus on execution and innovation. We continue to serve just a tiny share of a large and extremely fragmented market, and the biggest restriction on our growth is our conservative growth strategy and our ability to execute that strategy.
     It’s very important to recognize that recent times have been tough for our customers. Yet, there is still a lot of work going on and analysts estimate that over $100 billion of used equipment is trading every year. We are the world’s largest auctioneer of industrial equipment but we handle only a small fraction of the used equipment that’s bought and sold around the world. That means we enjoy both the benefit of market leadership and the potential for tremendous growth. The liquidity that we create is very appealing to equipment owners around the world, and we intend to continue to look for innovative ways to make it even more appealing.
     Despite all of our growth over the years, we still believe that we are just beginning to scratch the surface. One of the keys to our ability to grow is our people. Without continuing to attract, train, develop and retain the right people, we will not continue to grow over the long term. This is an often-misunderstood aspect of our business. We are pleased that we increased our sales force by 14% in 2009. We expect these new members of our team to make an increasing contribution to our growth in the years ahead.
     Ours is a business built on relationships, meaning that our growth is limited by our capacity to meet and develop relationships with customers. We build these relationships in many ways, including interactively and online via our industry-leading web site at rbauction.com, over the phone when customers are dealing directly with our sale sites and our customer service group, and, most importantly, the old-fashioned way — face to face with our sales force.

6     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

Letter to Shareholders (continued)
     In 2009 we made some big leaps forward in our efforts to develop deeper relationships with our customers. We invested in the development of an exciting new web site, and this will be rolled out in 2010. Not only will the new rbauction.com offer much more convenience and value for our customers, but it will also allow us to develop deeper and more meaningful online relationships with our customers and help us understand their buying and selling patterns. Our website attracted millions of unique users in 2009 and 29.6 million equipment searches were completed. There is a tremendous amount of information that we will be able to extract with our new site.
     Closely linked to our efforts to deepen our customer relationships is our sales force automation tool. We are excited to be rolling this out in early 2010 and expect meaningful sales force efficiencies as a result of this new tool. Please see further discussion in this report for a more complete description of our Salesplace tool.
     On a similar vein, another recent example of innovation in our business is the creation of a centralized team to reach out to all of our first-time customers to ensure we are developing more meaningful relationships with them and serving them as effectively as possible. We have a very high level of repeat business among established customers, and we expect this team will ensure we do an even better job connecting with our new customers. In 2009, a significant percentage of bidders attending our auctions were there for the very first time, and we want to enhance their experience so we can continue to penetrate the massive global equipment market.
     Our growth strategies are geared towards our dual goals of (a) maintaining and enhancing our corporate culture and (b) growing our earnings per share at an average annual rate of 15% while generating a reasonable return on invested capital. We fear that chasing faster growth could dilute our high level of customer service and make it more challenging for us to maintain and enhance our corporate culture. That is a risk we are not prepared to take.
     As we write this letter in the early days of 2010 the world remains an uncertain place in the short term — it is hard to say what the year ahead will have in store for Ritchie Bros. Precise visibility into the future is a challenge for any organization at the best of times. The future direction of the global economy over the coming year remains cloudy and many of our customers are facing ongoing uncertainty, which makes forecasting even more challenging for us. However, there is one thing we are clear about — we believe we are well positioned for ongoing earnings growth over the long term and that’s our focus for the future.
     We are proud of our accomplishments and ongoing innovation in 2009 — although it was a difficult year, we delivered revenue and adjusted earnings growth in the face of challenging conditions. We could not have accomplished these results without the hard work and determination of all the men and women on the Ritchie Bros. team. Thanks to the energy, dedication and passion of our team, we are getting closer every year to our ultimate goal of becoming the world’s largest marketplace for commercial and industrial assets.
     And finally, thanks to our shareholders, for their ongoing confidence in us, and to the ever-increasing number of equipment owners who are choosing to participate in our unreserved auctions. We truly appreciate your support and are proud to be working with you.

Robert W. Murdoch	Peter J. Blake
Chairman	Chief Executive Officer

2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS     7

MOERDIJK, THE NETHERLANDS

Ritchie Bros. Paint Facility

8 2009 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

CASE
821E

2009 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS 9

Innovation
More than a few things have changed since the first Ritchie Bros. unreserved auction in 1958. If you attended a typical Ritchie Bros. auction in 2009, you would have seen hundreds, if not thousands, of bidders in the auction theater and heard bids coming in over the internet from all over the world. You would have seen the electronic signboards, displaying the current ask price and updating in real time, and an Electronic Auction Clerking system tracking auction results in real time. You probably watched mobile equipment rolling over the ramp and saw photos of stationary items projected onto a Virtual Ramp screen as they were sold. You might even have seen people using their mobile phones to place bids on items being sold in an online Timed Auction.
     A little different from those first Ritchie Bros. auctions in the 1950s and ’60s, even though those first auctions were innovative in their own right.
     But in many ways, Ritchie Bros. auctions today are fundamentally the same as they’ve always been: open to the public and strictly unreserved, with no minimum bids or reserve prices. Interested buyers can still inspect, test and compare items at the auction site, with everything under our care, custody and control. Owners are still forbidden from bidding on their own items, so bidders can be sure that there is no artificial price manipulation and that every item will be sold to a new owner on auction day, regardless of price. And every customer is still treated with fairness and respect.
     Ritchie Bros. earned — and has maintained — its position as the world’s largest industrial auctioneer largely due to this unique combination of tradition and innovation. For that we have to thank our founders, the three Ritchie brothers: true pioneers in their field. They turned a secondhand furniture store into a very successful auction company. They established auctions as a fair and legitimate means of buying and selling equipment. They pioneered the ramp style auction method, bringing the equipment to the bidders — not the other way around.
     That innovative spirit continued in the 1970s and ’80s, with national and international expansion and the opening up of the global used equipment marketplace, through the 1990s, with auctions and bidders being linked by video satellite conference, and into the 2000s, with the introduction of real-time internet bidding.
     The prototype auction facility that became the model for what we build today was developed in Olympia, Washington and Fort Worth, Texas in the 1990s. At that point no other company had built as innovative an auction facility as those early models.
     Becoming a public company in 1998 was another form of innovation for Ritchie Bros. Our business is built on trust, and what better way to help customers develop trust than having our financial statements and detailed financial and operating data out in the open, available for public inspection. Transparency is a critical element of our business, and being a public company has helped us display that we operate to the highest standards of ethics and business conduct.
     Innovation is as much a part of Ritchie Bros. as our commitment to Auctions Done Right. You’ll see evidence of both throughout this Annual Report — including in our financial statements. Coupled with our commitment to fair, transparent unreserved auctions, our innovative mindset helps us serve more people in more places, attract more bidders to our auctions, sell more equipment without increasing costs, and deliver exceptional value to our customers, our employees and our shareholders.

10     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

Online Shipping

→ During the year, thousands of our customers took advantage of this convenient free service, requesting transportation quotes through rbauction.com

IN 2009, RITCHIE BROS. CONTINUED TO PRESERVE THE BEST OF THE PAST WHILE EMBRACING THE POTENTIAL OF THE FUTURE:

THE INTERNET
     Our web site receives millions of unique visitors every year, making it one of our most powerful marketing tools. Following development and testing throughout 2009, we intend to launch our new 21-language web site in early 2010. The new rbauction.com will make it easier for our customers to find the information they want and the equipment they need in the language they speak. Equipment buyers around the world will be able to search the world’s largest used equipment inventory, access the world’s largest database of used equipment values or bid online at auctions around the globe, all in their own language. Our new web site will help us reach a massive audience of non-English speaking equipment buyers and sellers, while giving all of our customers more tools and information to help them manage their equipment fleets — and more reasons to visit rbauction.com daily. The new rbauction.com will allow us to develop deeper and richer online relationships with our customers.
ONLINE BIDDING
     We introduced our real-time internet bidding service in 2002, giving our customers the ability to bid at auctions all over the world without getting on an airplane and creating a global bidding audience for equipment sellers. Between then and the close of 2009, online bidders had purchased almost $3.3 billion of equipment at Ritchie Bros. auctions.
     In early 2009 we released an enhanced version of our online bidding software, making it easier for our customers to bid in multiple auctions taking place at the same time. And in 2010 we intend to launch the new rbauction.com with online bidding in seven languages, giving even more people around the world the ability to bid online at our auctions in their own language. The interplay of the live auction with real time internet participation is important in the used equipment world, and has allowed us to become the largest seller of used equipment in the world to online AND on-site customers.
ONLINE SHIPPING SERVICE
     We entered into a partnership with uShip, the world’s largest online shipping marketplace, allowing us to offer online shipping quotes and estimates to customers participating at our auctions in the U.S. and Canada. During the year, thousands of our customers took advantage of this convenient free service. This relationship is another innovative way that we have made it easier for our customers to buy and sell through Ritchie Bros. auctions.

2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS     11

TIMED AUCTIONS
     We conducted successful Timed Auction pilot projects at a number of auctions in 2009. At these auctions, we sold most items in the regular live auction; however, lower value items, such as consumer goods and equipment attachments, were sold in an online Timed Auction, without an auctioneer. On-site and online bidders could place bids in the Timed Auction over several days through our web site, using internet kiosks at the auction site, or with a mobile device.
     Bidders appreciated the ease and convenience, sellers were pleased with the returns, and our professional auctioneers, bid catchers, clerks and other staff enjoyed greater productivity and more time to focus on our customers. In order to achieve our goal of growing our earnings at a sustainably strong rate over the long term, we need to sell more equipment in the same amount of time; Timed Auctions will help us realize that goal. Due to the success of our 2009 pilot project, we will be introducing Timed Auctions for the sale of certain lower value items at our auction sites around the world in 2010.
THE VIRTUAL RAMP
     A few years ago we introduced the Virtual Ramp to improve our customers’ experience when bidding on stationary equipment or items located off-site, such as real estate. Photos and descriptions of these items are projected onto a large theater-style screen, together with bid and ask prices, so the bidders know exactly what they’re bidding on, without venturing out into inclement weather. In our experience, the more comfortable the bidders, the more likely they are to participate.
     In 2009, the Virtual Ramp became an indispensable part of our auctions - and a standard feature of our permanent auction sites. Thanks to the new Virtual Ramp theatre, bidders at our Grande Prairie auction site Grand Opening auction in November could stay indoors for the entire auction, out of the cold, for the first time ever. And in September, we were able to conduct a major mining equipment auction by Virtual Ramp in West Virginia, even though the equipment was scattered at mine sites in various states. We will sell everything by Virtual Ramp at our new permanent auction site in Narita, Japan, making best use of the limited acreage while giving our customers the true Ritchie Bros. auction experience.
HANDHELD APPRAISAL DEVICE
     In 2009 we streamlined our appraisal process by introducing our new Field Asset Information Management system, known as FAIM. Our Territory Managers can now use handheld devices to capture more complete, accurate and consistent information about the equipment they’re inspecting; it’s not only more efficient, it results in a more accurate appraisal. Our head office appraisal team can now receive detailed inspection reports, with digital photos, within hours of a Territory Manager’s field visit, enabling us to get back to our customers quickly with value estimates.

12     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

SALES FORCE AUTOMATION
     In late 2009 we rolled out our new sales force automation tool, giving our Territory Managers instant access to our database of over 620,000 customers through their laptop or mobile device. When they’re out in the field, our sales team can now quickly retrieve the most up-to-date information about their customers, instantly email marketing materials in response to questions or current needs, and record any new information from meetings, including email correspondence, for future reference. They can also retrieve their customers’ buying and selling history. This tool will help increase sales force productivity while providing a more personal and meaningful experience for our customers.
STATE-OF-THE-ART AUCTION FACILITIES
     When we started to invest in permanent auction sites in the 1970s, we changed the face of the equipment auction industry. Through their permanence, location and design, our sites instill confidence in both buyers and sellers of equipment. Look beyond the land and buildings and you’ll see acres of equipment in our care, custody and control. Interested buyers can inspect and compare items side-by-side in the yard, and then see the machines in front of them while they are bidding – seated comfortably inside. Our sites are located close to major transportation routes, so our customers can get their equipment to and from our sites with ease, and they can feel confident doing business with us because they know we’ll be in the same place next week, and next year. In 2009 we developed a more standardized auction site prototype to make the development of new permanent auctions sites more efficient, cost effective and timely.
RITCHIE WIKI
     2009 also marked the first anniversary of RitchieWiki, the Ritchie Bros.-sponsored public heavy equipment wiki, which now includes more than 2,000 articles, over 2,600 photos and detailed specifications for more than 11,200 different machines. RitchieWiki and the associated RitchieSpecs are valuable resources for the industries we serve, and also an excellent way to introduce our brand to new customers.
NEW BIDDER WORKSHOPS
     Not every innovation involves technology. In the past year we welcomed tens of thousands of first-time bidders to our auctions, in part because demand for used equipment rises in economic downturns when people are focused more than ever on value, but also because we’re expanding our presence in new markets worldwide. Many of our first-time bidders have never attended any kind of auction before and we want them to feel comfortable, confident and ready to bid on auction day. That’s why we introduced “How to Bid” workshops in 2009. Hundreds of people attended these free workshops prior to our successful auctions in India, Panama and Turkey in 2009; for our Panama auction we conducted workshops in many countries across Latin America. Our new customers can look forward to similar workshops at other sites in 2010.

2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS     13

WHY UNRESERVED?

Every Ritchie Bros. auction is unreserved. That means there are no minimum bids or reserve prices on any item we sell. We also forbid owners and their agents, by contract, from bidding on the items they are selling. As a result, every item in our auctions is sold to the highest bidder on auction day and prices are set by the bidders, not by the sellers or the auctioneer.

Bidders come to our auctions in the hundreds and thousands from around the world because they know that there are no hidden reserves, that every item will be sold to a new owner on auction day and that they will always pay fair market value for their purchases.

Consignors choose to sell their equipment at our unreserved auctions because they know that they are reaching the largest possible audience of potential buyers from around the world, that their equipment will be sold on auction day, and that it will be sold for the best possible price in the global market. That is particularly compelling for sellers who are faced with the challenges of a depressed local market.

Fair, transparent, unreserved auctions benefit both buyers and sellers of equipment. That's why we conduct unreserved auctions – and that's how we've established and maintained our position as the world's largest industrial auctioneer. A simple concept, but innovative in the equipment auction world.

14 2009 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Houston, Texas, USA

2009 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS 15

Our Customers
Every year, we help more people in more places around the world buy and sell equipment.
     Our customers are a diverse bunch. They come from more than 200 countries. Some are buyers, some are sellers; an increasing number are both. Many people have been attending our auctions for years; others recently bid for the first time. Some own multi-million dollar fleets of equipment; others operate one or two machines.
     Our customers represent a diverse range of end markets and include end-users of equipment and dealers; finance companies and banks; rental companies and manufacturers. They work in the construction, transportation, agricultural, material handling, mining, forestry, petroleum, marine and other industries.
     We sometimes conduct complete dispersals for people who are retiring or companies that are discontinuing a line of business or ceasing operations, but most of our customers are buying and selling equipment as part of a regular fleet turnover program. Only a small fraction of our business comes out of bankruptcy situations.
     In spite of these differences, our customers have many similarities. They appreciate honesty, integrity and transparency. They want to be treated right. They want to know that they are paying a fair price when they buy and that they are getting a fair return when they sell. They want value – and they want their business to be valued.
     That’s why an increasing number of people turn to Ritchie Bros. auctions every year for their equipment buying and selling needs: because we do auctions right.
WHY BUYERS CHOOSE RITCHIE BROS.
     We provide our buyers with innovative bidding options and value added services to make their buying experience convenient and rewarding, and to keep them coming back to our auctions. Some of the other innovative features of our auctions that our buyers appreciate include:
FAIR, TRANSPARENT AUCTION PROCESSES
     Every Ritchie Bros. auction is unreserved, with no minimum bids or reserve prices. We also forbid owners from bidding on their own items. Our customers can be confident that the bidders – not the sellers or the auctioneer–set the prices at our auctions, so they always pay fair market value. And they know that every item will be sold on auction day, regardless of price.
COMPREHENSIVE SELECTION OF EQUIPMENT
     More than 1,400 items are sold at an average Ritchie Bros. industrial auction – everything from skid steer loaders and forklifts to motor graders and truck tractors. In 2009, we sold almost 283,000 lots, making our auctions one of the best sources for used equipment in the world.
CONVENIENT LOCATIONS AROUND THE WORLD
     We choose our auction sites carefully. Our 40+ auction sites are strategically located close to major transportation routes and services, making it more convenient and cost-effective for out-of-region bidders to participate on auction day.
THE ABILITY TO INSPECT, TEST AND COMPARE ITEMS
     We marshal the equipment we sell at our secure auction sites so our customers can inspect, test and compare a diverse selection of makes, models and years from many different sellers, all in one place, before they bid on auction day. Our customers don’t have to rely on a third-party inspection report: they can trust their own eyes and verify the condition and assess the value of a machine for themselves, or have their own trusted mechanic do so for them. They also know exactly where their purchases are located: in the care, custody and control of
16       2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

Our Customers: 2009

620,000 customers in 200 countries

130,000 approved online bidders from 196 countries

336,000 bidder registrations*

98,000 buyers*

37,000 consignors*

*Industrial auctions only

Hyderabad, India

140
VIJAYA

CASE

Lake Lenore, Saskatchewan, Canada

2009 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS 17

Our Customers: 2009 620,000 customers in 200 countries 130,000 approved online bidders from 196 countries 336,000 bidder registrations* 98,000 buyers*

Orlando, Florida, USA

GROVE
TEREX
640
GROVE

18 2009 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Our Customers (continued)
Ritchie Bros. These features are particularly important for our end user buyers – they are buying equipment at our auctions because they have a job to do.
LIEN-FREE EQUIPMENT
     Our search department works to identify and release any liens and encumbrances before auction day, so our customers can be confident that the equipment they are bidding on comes with clear title. If we can’t deliver clear title, we offer a full refund of the purchase price.
NO HIDDEN FEES OR PREMIUMS
     Our auctions are open to the public; registration to bid is free. Unlike some auction companies, we do not charge unsuccessful bidders any fees and we don’t place reserve prices on any item we sell. We also do not charge buyers’ premiums – when the auctioneer says sold, that’s the price you pay. Bidders do not have to calculate additional fees in their head as they are bidding, so they can focus on bidding – not math.
CONVENIENT BIDDING OPTIONS
     Our customers can bid in person, online in real time or by proxy at most of our auctions. Most people still prefer the experience of bidding in person, but they appreciate the option of bidding online if they can’t make it to the auction site on auction day – or simply for the convenience of bidding on equipment being sold all over the world at multiple auctions without leaving home.
VALUE-ADDED SERVICES
     We continue to enhance our customers’ buying experience by inviting third-party vendors to our auctions (such as finance companies, transportation companies, customs brokers and caterers) and partnering with companies that offer value-added services (such as Like-Kind Exchange services, credit card payments and shipping quotes).
è	We registered a record 336,000 on-site and online bidders at our industrial auctions in 2009: A 21% increase over 2008.
ON-SITE REFURBISHING
     Many buyers take advantage of the convenient on-site refurbishing services we offer at most of our auction sites: they can have their newly purchased machine painted and repaired before it leaves the auction site, so they only have to make one payment and they can transport it straight to their worksite.
2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS       19

Our Customers (continued)
Average Industrial Auction: 2009
     Our auctions range in size from small, single-owner auctions on a customer’s property to multi-day, multi-million dollar auctions at our permanent auction sites.

$17.3	million in gross auction proceeds

24%	sold to online bidders

1,450	lots

190	consignors

1,720	bidders (total)

570	online bidders (33%)

60%	sold to out-of-region bidders

82%	sold to end-users
WHY SELLERS CHOOSE RITCHIE BROS.
     We take care of all of the details of the sale process for our consignors, so they can focus on their business. Whether they are operating a single machine or a large fleet of equipment, our approach is the same. We use innovation and good old fashioned customer service to deliver value, including:
FAIR, TRANSPARENT AUCTION PROCESSES
     Our sellers value our commitment to fair, transparent, unreserved auctions as much as our bidders. For a start, many of them are also buyers. More importantly, they know that it’s our integrity that attracts such large bidding crowds to our auctions — helping sellers achieve the best possible returns on auction day.
FLEXIBLE CONTRACT OPTIONS
     We offer different contract options to meet our customers’ sale objectives and risk tolerance, including straight commission, guarantee and outright purchase options.
UNPARALLELED MARKETING
     We employ a comprehensive global marketing campaign for each and every industrial auction using our high-traffic web site; full-color auction brochures; email campaigns; print and online advertising; and often, media relations campaigns. Our consignors can be confident that they are reaching the maximum number of potential buyers from around the world when they sell through Ritchie Bros.
GLOBAL FAIR MARKET VALUE
     An average Ritchie Bros, industrial auction attracts more than 1,700 on-site and online bidders from around the world and from a diverse range of
20       2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

end markets. Reaching beyond the local market for buyers enables our consignors to sell their equipment for its global fair market value, regardless of local market conditions.
ACCESS TO END-USERS
     We attract large numbers of end-users to our auctions because they know they can buy a piece of equipment today and put it to work almost instantly. Unlike wholesale buyers or resellers, end-users are rarely speculative buyers; they tend to bid when they need a machine for a specific project, which motivates them to outbid their competitors.
EXPOSURE TO ONLINE AND ON-SITE BIDDERS
     Despite the convenience of online bidding, most Ritchie Bros. customers still prefer to bid in person at our auction sites. They like “kicking the tires” on the equipment they’re interested in and they like to see it running over the ramp as they bid. When you’re selling a machine that’s worth tens or hundreds of thousands of dollars, it’s important to reach every potential buyer – not just the ones who choose to bid online.
ON-SITE REFURBISHING
     Many of our consignors have their equipment painted or refurbished at the convenient, cost-competitive refurbishing facilities at our permanent auction sites. Buyers will often pay a premium for a machine that is ready to be put straight to work.
SELLING EXPERIENCE AND EXPERTISE
     Selling equipment takes time, expertise and resources. We take care of every aspect of the sale of our customers’ equipment – from advertising to meeting potential buyers to collecting proceeds to coordinating load out – so they can focus on what they do best: running their business. Our customers appreciate the convenience and value of our after sale completion process. We coordinate all after sale activities on their behalf, helping them avoid the hassles of dealing with multiple buyers of their equipment. They also take comfort in the fact that their valuable equipment is safe and secure in our auction site.
ALMOST INSTANT LIQUIDITY
     At Ritchie Bros. unreserved auctions, every single item is sold on auction day. Within three weeks our consignors have the net proceeds of the sale. Unlike most other sales channels, our unreserved auctions provide almost instant liquidity and certainty of sale for equipment sellers.
PEACE OF MIND
     Ritchie Bros. is listed on the New York and Toronto stock exchanges. We have a solid balance sheet and more than 50 years of experience in the auction business. Our customers feel confident placing their equipment in our hands because we have the expertise, integrity and financial ability to deliver on our commitments.
2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS       21

rbauction.com
Millions of people visit rbauction.com every year, making it one of the most popular equipment web sites in the world and one of our most important marketing channels. Our web site is often our first point of contact with a new customer; many people make a point of visiting daily. We take advantage of the latest online tools to attract new visitors to rbauction.com and then provide useful tools and relevant content that give them a reason to come back frequently.
    rbauction.com Stats: 2009

29.6	million equipment searches

2.3	million auction results searches

30%	more unique visitors than 2008
OUR CUSTOMERS VISIT rbauction.com TO:
     ► CHECK THE AUCTION CALENDAR
In 2009 we conducted 327 unreserved auctions; as soon as we set an auction date, add equipment or have new details about an auction, we can update our web site, making rbauction.com the best place for our customers to find up-to-the-minute auction information
     ► SEARCH FOR EQUIPMENT
We post detailed information about every item we sell on rbauction.com – including photos, specifications and serial numbers – so our customers can make accurate and informed buying decisions
     ► LOOK UP PAST AUCTION RESULTS
We publish the results for every auction item over the previous 24 months on our web site within 48 hours of each auction, giving our customers free access to worldwide equipment values and adding to the transparency of our auctions
     ► BID ONLINE IN REALTIME
If they can’t make it to the auction site on auction day, our customers can visit rbauction.com to bid online in real time, giving them greater access to the worldwide equipment marketplace
     ► PLACE DEPOSITS OR MAKE PAYMENTS
Our customers can use our Online Payment Service to place deposits or make payments using their credit card, which is especially convenient for our online bidders
     ► GET ONLINE SHIPPING QUOTES OR ESTIMATES
Customers buying or selling equipment at our auctions in the U.S. and Canada can obtain quick estimates or competitive shipping quotes through our web site
     ► FIND THEIR LOCAL RITCHIE BROS. REPRESENTATIVE OR OFFICE
We have offices and auction sites in more than 25 countries to serve our global customer base; finding your local representative is as easy as visiting rbauction.com and looking for your country or region
22       2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

eferred option for some: they can bid on equipment being sold on the other side of the world without leaving home, take 10 minutes out of their work day to place a bid over the internet, or bid in multiple auctions taking place on the same day. Our online bidding service is designed to mimic the experience of bidding on-site as closely as possible: internet bidders can hear the auctioneer, see pictures and details of items as they’re sold, make selections from choice groups, keep track of bids coming from on-site and online bidders, and place bids — all in real time. The 2009 version of our online bidding software improved greatly that experience: online bidders can now see more equipment photos, enlarge the images for a closer look and participate in multiple auctions taking place at the same time without having to open new browser sessions. Although most people still prefer to bid in person at our auctions, online bidding greatly expands our international reach. By offering on-site and online bidding, we’re able to attract the largest and most diverse audience of potential buyers to our auctions, ensuring that our consignors achieve maximum returns on the sale of their equipment, regardless of local conditions. By taking an innovative approach to serving both buyers and sellers of equipment, and giving them the choice of how they participate in our auctions, Ritchie Bros. confirmed its position as the world’s largest industrial auctioneer in 2009 - on-site and online. The proof is in the numbers: Almost 130,000 approved online bidders from 196 countries 33 percent of our bidders participated online in 2009 $831 million of equipment sold to online bidders in 2009 Almost $3.3 billion of equipment sold to online bidders since 2002

Our Auction Sites
Our global network of auction sites is a critical strategic asset and one of our most significant competitive advantages. We had 40 auction sites in North America, Europe, the Middle East and Australia at the end of 2009, including 32 permanent sites, with another seven new or replacement sites under construction in Canada, the U.S.A., Japan, Spain, Italy and Germany.
PREFERRED
     Our online bidding service is convenient, easy to use and popular – and yet 67 percent of our registered bidders participated in person at our auction sites in 2009, purchasing over 75 percent of the equipment sold (by value). Many customers still travel hundreds or thousands of miles to attend our auctions because they prefer the live auction experience. They like to assess the value and condition of the equipment in the yard for themselves, see the machines in operation while they bid, meet with other people in their industry and enjoy the excitement of auction day.
CONVENIENT
     An average Ritchie Bros. industrial auction features 1,450 items – and we can display all of that equipment at our large, conveniently-located auction sites. Bidders can visit the auction site in person prior to the auction and inspect, test and compare items from many different sellers, all in one place, which helps them make informed decisions on auction day.
SECURE
     Both buyers and sellers take comfort in knowing that we have full care, custody and control of the equipment we sell, from the time it enters our secure auction sites to the time we release it to the new owner – fully paid for.
DEPENDABLE
     There is no substitute for a permanent address and regular auction schedule. Our customers know where they can find us, where they can find their equipment, and when the auctions usually take place. In addition, this permanence helps maintain and enhance trust, a cornerstone of our business.
EFFICIENT
     We conduct many off-site auctions at temporary locations, when that option best serves the needs of our customers and the assets they are selling – such as when a customer is selling their entire farm or when they have a large equipment fleet located some distance away from our auction sites. In most cases, however, it is more efficient and cost-effective to conduct the auction at one of our own sites, where we can sell more equipment from more sellers using the same amount of company time and resources.

CANADA

Vancouver, BC 1
Prince George, BC 2
Grande Prairie, AB 3
Edmonton, AB 4
Saskatoon, SK 5
Regina, SK 6
London, ON 7
Toronto, ON 8
Montréal, QC 9
Halifax, NS 10

USA

Olympia, WA 11
Sacramento, CA 12
Tipton, CA 13
Los Angeles, CA 14
Las Vegas, NV 15
Phoenix, AZ 16
Albuquerque, NM 17
Denver, CO 18
Fort Worth, TX 19
Houston, TX 20
Kansas City, MO 21
Minneapolis, MN 22
Chicago, IL 23
Nashville, TN 24
Atlanta, GA 25
Columbus, OH 26
Statesville, NC 27
Orlando, FL 28
North East, MD 29
Hartford, CT 30

MEXICO

Mexico City 31

EUROPE

Moerdijk, The Netherlands 32
Paris, France 33
Caorso, Italy 34
Madrid, Spain 35
Moncofa, Spain 36

MIDDLE EAST

Dubai, UAE 37

ASIA

Narita, Japan 38

AUSTRALIA

Brisbane, QLD 39
Geelong, VIC 40

3
2
4
5
6
1
11
22
9
10
7
8
23
26
30
29
18
21
12
13
15
14
16
17
24
27
25
19
20
28
31

24     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

THE EVOLUTION OF AN AUCTION SITE
We intend to add an average of at least two new sites to our global network every year, plus a number of replacement sites. When assessing the potential for a new auction site we look at many factors, including our auction history and the size and growth of our customer base in that region; local regulations and conditions that impact buying, selling and moving equipment; and the availability and suitability of land near major transportation routes, airports, hotels and other services. We don’t establish auction sites overnight; we start small and build on our successes.
1 First, we get to know customers from a new region when they attend our auctions in other regions.
2 Next, we send a Territory Manager into that region to assess the market opportunity, meet customers and establish a sales office.
3 We then help new customers in that region buy and sell equipment at our auctions in other areas.
4 When the time is right, we’ll conduct an auction at a temporary location in the new region.
5 After several successful auctions, we’ll usually open a regional auction unit on leased land with limited auction and administrative facilities.
6 When the growth in gross auction proceeds and the market potential warrants the investment, we’ll purchase land and establish a full-service permanent auction site – and celebrate with a Grand Opening auction.
2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS     25

Growth Strategy
THE FUTURE OF RITCHIE BROS.
     The mission of Ritchie Bros. is simple: to become the world’s largest marketplace for commercial and industrial assets. We believe this mission is both realistic and achievable, as long as we maintain our innovative mindset, focus on execution and stay true to our founding principles: conducting strictly unreserved auctions and treating every customer fairly and with respect. As we pursue this long-term mission we intend to remain focused on two core goals: (a) to maintain and enhance our corporate culture; and (b) to grow our earnings per share at a manageable pace while maintaining a reasonable return on invested capital.
     While our stated mission is growth, we will not pursue growth opportunities that offer short-term rewards but run counter to our core values or jeopardize our high level of customer service. We believe that compromising our corporate culture would in fact inhibit our long-term growth potential and be a disservice to our customers, employees and shareholders.
OPPORTUNITIES FOR GROWTH
     The worldwide market for used equipment is massive and highly fragmented. Analysts estimate that more than $100 billion of used equipment is bought and sold around the world each year. Auctions represent a very small segment of that market; most people still sell their surplus equipment privately, by placing ads in magazines or on the internet, or through other third party methods. Our unreserved auctions offer significant benefits over these sales channels, which is one of the reasons for our continued success.
     Ritchie Bros. is the world’s largest auctioneer of industrial equipment; we also sell more used equipment than any other organization in the world. Yet we sold only $3.5 billion of equipment at our auctions in 2009 – less than four percent of the amount trading hands. In other words, we are the dominant player in the used equipment industry, with a very small share of a very large and fragmented market – giving us significant potential for long-term, stable growth.
     We will continue to focus on increasing our market share in our core markets of construction, transportation and agricultural equipment, as well as complementary markets such as mining, material handling, forestry and petroleum assets.
OUR GROWTH STRATEGY
     To achieve our long-term objectives we are investing simultaneously on three fronts: our people, places and processes. Our people help us achieve our goals, our places give us the capacity to handle and locations for future growth, and our processes enable us to become more efficient and effective as we expand around the world.
OUR PEOPLE
     At its heart, our business is about relationships. We don’t sell a product, we sell a service – and we need the right people interacting with our customers, explaining the value that we provide and reflecting the integrity of our auction processes. Recruiting, training and retaining the right people – especially sales staff – is one of our key priorities. We look for bright, hardworking people with positive attitudes to join our team. We give them the tools and training they need to be effective and productive, and offer them competitive compensation and opportunities for growth within our organization.
     We also remain focused on active succession planning and leadership development, with an emphasis on developing our employees from within. We are committed to making Ritchie Bros. the kind of company where motivated individuals can build a rewarding career.
     ► At the end of 2009, we had 1,148 full-time employees working in more than 25 countries around the world, including 302 sales representatives and 19 Trainee Territory Managers.
26     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

MANAGING RISK
     Most of our business is conducted on a straight commission basis and is therefore relatively risk free. In 2009, approximately 80 percent of our business was conducted on a straight commission basis, which is marginally higher than the average proportion in recent years. The other 20 percent of our business involved a guarantee of minimum sale proceeds or an outright purchase of a customer’s assets.
     We mitigate risk when entering into underwritten contracts by building a risk premium into our commission rate and by following a rigorous inspection and appraisal process that draws on our extensive field experience and unparalleled database of equipment values. We sell more used equipment than any other company in the world, giving us unparalleled knowledge of the global equipment marketplace. As a result, we can stay ahead of changing market conditions and anticipate any shifts in supply and demand, then adjust our appraisals accordingly.
     Equipment values are more stable than stock and commodity prices and tend not to fluctuate dramatically over short periods of time, so the limited timeframe that our guarantee and purchase contracts are outstanding also mitigates our risk on underwritten business. The time from signing a contract to selling on auction day is typically between 30 and 45 days, which enables us to give more confident assessments of potential auction day prices.
     During economic downturns, demand for underwritten contracts typically increases. We’re one of the few companies still in a position to offer guarantees; on the other hand, we tend to be more conservative when evaluating and structuring deals during periods of market uncertainty, which helps us further mitigate our risk. Faced with the options and considering the cost of an underwritten arrangement, most of our customers choose a straight commission contract – and realize the full benefit of selling unreserved directly.
2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS     27

140

Mexico City, Mexico

28 2009 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

     ► Our sales force grew 14 percent in 2009, demonstrating the effectiveness of our recruiting and retention programs.
OUR PLACES
     We intend to increase our share of existing markets while simultaneously developing new markets and expanding our international network of auction sites. When we talk about markets, we are referring to both market sectors and to geographic areas.
     Although we expect that most of our short-term growth will come from regions where we are already well established, such as the United States and Western Europe, we believe that emerging markets in developing countries offer significant potential for long-term growth. That is why we have established offices and are developing relationships with new customers in countries like China, India, Turkey and Poland among others.
     We plan to expand our international network of auction sites, adding at least two new sites to our network every year, with a short-term focus on the United States and Western Europe. We will also continue conducting off-site auctions to expand our presence in new regions.
     ► Ritchie Bros. added three new auction sites in 2009: London, Ontario; Madrid, Spain; and Tipton, California.
     ► At the end of 2009 we had 40 auction sites in North America, Europe, the Middle East and Australia, including 32 permanent sites.
     ► We have seven new or replacement auction sites under development: permanent auction sites in Vancouver, British Columbia; Madrid, Spain; Caorso, Italy; Narita, Japan; and St. Louis, Missouri, and regional auction units in Meppen, Germany and Salt Lake City, Utah.
     ► We conducted a Grand Opening auction in January 2010 at our new permanent auction site in Narita, and finalized plans to close our Buxton, North Dakota permanent auction site.
OUR PROCESSES
     We are committed to making our business more consistent, efficient and scalable by implementing new and improved processes and systems. Technology will continue to play a large role in our business, enabling us to improve the quality of our auctions and deliver added value to our buyers and sellers. We believe that the continuous improvement mindset we’ve developed over the past few years will help us improve our margins over the long term.
     ► In 2009, our process improvement initiatives and company-wide efforts to control costs started to pay dividends: we sold a record 283,000 lots, 12 percent more than 2008, without an equivalent increase in operating costs.
     ► Among the process improvement initiatives implemented or expanded in 2009: new online bidding software, sales force automation tool, FAIM tool, web site redesign, Timed Auction system, Virtual Ramp auctions and uShip partnership.
ENVIRONMENTAL PRINCIPLES
Ritchie Bros. is committed to contributing to the protection of the natural environment by preventing and reducing adverse impacts of our operations. Our objective is to be more than compliant; we want to make a positive contribution and be true to our core value: “We do what is right.”
As part of this commitment, Ritchie Bros. will:
1)	empower our employees to identify and address environmental issues;

2)	consider environmental impacts as part of all business decisions;

3)	conduct business in compliance with applicable regulations and legislation, and where appropriate, adopt the most stringent as our global benchmark;

4)	use resources wisely and efficiently to minimize our environmental impact;

5)	communicate transparently with our stakeholders about environmental matters;

6)	conduct ongoing assessments to ensure compliance and good stewardship;

7)	hold management accountable for providing leadership on environmental matters, achieving targets, and providing education to employees.
The purpose of these principles is to stimulate local decision-making in line with our environmental principles and with executive leadership as necessary.
2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS     29

Corporate Governance
Our Board of Directors is currently composed of seven members. All Board members except Peter Blake, our CEO, are independent directors.
ROBERT MURDOCH — CHAIRMAN
     Bob Murdoch was elected to the Company’s Board in 2006. Mr. Murdoch spent his career with Lafarge Corporation and affiliates, suppliers of construction materials, retiring from the position of President and Chief Executive Officer of Lafarge North America Inc. (NYSE & TSX: “LAF”) in 1992. Mr. Murdoch was a member of the board of Lafarge, S.A. (NYSE: “LR”; Paris Stock Exchange (Eurolist): “LG”) the Paris-based parent company of Lafarge Corporation, until 2005 and still sits on their advisory board. Mr. Murdoch is a director of Lallemand Inc., Weatherhaven Inc. and Timberwest Forest Corp. (TSX: “TWF.un”). Mr. Murdoch holds an LLB degree. Mr. Murdoch sits on the Nominating & Corporate Governance Committee.
PETER BLAKE
     Peter Blake joined Ritchie Bros. in 1991, having worked previously with predecessor firms of PricewaterhouseCoopers and KPMG. Mr. Blake is a Chartered Accountant and started with the Company as Controller. He was appointed Vice President, Finance in 1994, and in 1997 he was appointed Chief Financial Officer and was elected to the Board. In 2002 Mr. Blake was appointed Senior Vice President and became CEO effective November 2004.
BEVERLEY BRISCOE
     Bev Briscoe was appointed to the Ritchie Bros. Board in 2004. Ms. Briscoe has an extensive background working in industries complementary to the auction business and currently works as a business consultant and is President of Briscoe Management Ltd. Ms. Briscoe previously owned and was president of Hiway Refrigeration Limited. Before that she held executive positions with Wajax Industries Ltd., the Rivtow Group, and the Jim Pattison Group, and was a manager at a predecessor firm of PricewaterhouseCoopers. Ms. Briscoe is a member of the board of Goldcorp Inc. (TSX: “G”; NYSE: “GG”), as well as a director of several non-profit organizations, including the B.C. Forest Safety Council, the Boys and Girls Club of Greater Vancouver, Forum of Women Entrepreneurs and Coast Opportunities Funds. Ms. Briscoe holds a Bachelor of Commerce degree and is a Chartered Accountant (Fellow). Ms. Briscoe is currently Chair of the Audit Committee and a member of the Nominating & Corporate Governance Committee.
ERIC PATEL
     Eric Patel was first elected to the Ritchie Bros. Board in 2004. Mr. Patel has extensive business and financial experience, and is currently CFO of Pembrook Mining Corp. (formerly Paget Resources Corporation), a private mining company. Prior to that Mr. Patel acted as the CFO of Crystal Decisions, Inc., a privately held software company. Mr. Patel joined Crystal Decisions in 1999 after holding executive level positions, including that of CFO, with University Games, Inc., a privately held manufacturer of educational toys and games. Before 1997, Mr. Patel worked for Dreyer’s Grand Ice Cream as Director of Strategy, for Marakon Associates strategy consultants and for Chemical Bank. Mr. Patel holds an MBA degree. Mr. Patel is currently a member of the Audit Committee and is Chair of the Nominating & Corporate Governance Committee.
EDWARD PITONIAK
     Ed Pitoniak was appointed to the Company’s Board in 2006 and is currently Chair of the Company’s Compensation Committee. Mr. Pitoniak is a businessman and until 2008 was President and CEO of bclMC Hospitality, a private hotel company. Prior to joining the predecessor firm of bclMC Hospitality Group in 2004 (Canadian Hotel Income Properties Real Estate Investment Trust-TSX: “HOT.un”), Mr. Pitoniak was a Senior Vice-President at Intrawest Corporation for eight years. Before Intrawest, Mr. Pitoniak spent nine years with Times Mirror Magazines, where he held both top editorial and advertising positions with Ski Magazine — specifically, editor-in-chief and advertising director. Mr. Pitoniak has a Bachelor of Arts degree.
JAMES MICALI
     Jim Micali was appointed to the Company’s Board in 2008. Mr. Micali is a senior advisor and limited partner of Azalea Capital (a private equity fund) and a counsel of Ogletree Deakins, a labour and employment law firm. Mr. Micali retired in 2008 from the position of Chairman and President of Michelin North America, where he had responsibility for Michelin’s operations in North America. He started his career with Michelin in 1977 and over the years had
30     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

responsibility for many of Michelin’s major business functions. Prior to joining Michelin, Mr. Micali obtained his legal education from Boston College Law School and was admitted to the bars of Rhode Island and Massachusetts. Mr. Micali also served on the board of directors of Lafarge North America, a supplier of construction materials (NYSE & TSX: “LAF”) from 2003 until May 2006. Mr. Micali sits on the Boards of Sonoco Products Company (NYSE: “SON”), SCANA Corporation (NYSE: “SCG”), American Tire Distributors Holdings, Inc. and Humphries Companies, LCC. Mr. Micali is a member of the Company’s Audit Committee and Compensation Committee.
CHRISTOPHER ZIMMERMAN
     Chris Zimmerman was elected to the Company’s Board in 2008. Mr. Zimmerman is President of Easton-Bell Sports, Inc., a California based designer, developer and marketer of sports equipment and accesories, effective March 1, 2010, and was President and Chief Executive Officer of Canucks Sports and Entertainment in Vancouver, B.C. until 2009. Before joining them, Mr. Zimmerman held various senior positions with Nike, most recently as President and Chief Executive Officer of Nike Bauer Inc. He joined Nike in 1998 after spending 16 years in a variety of senior advertising positions, including USA Advertising Director for the Nike Brand and Senior Vice President at Saatchi and Saatchi Advertising in New York, where he directed the advertising development for brands such as Tide, Wendy’s, Champion Sportswear, Finesse Shampoo, KennerToys, and LifeSavers Candy. Mr. Zimmerman has an MBA degree. Mr. Zimmerman is a member of the Compensation Committee.
     Our Management Advisory Committee is responsible for all of our significant policies and procedures. The Committee is comprised of all of our Vice Presidents and Divisional Managers. The members of the Management Advisory Committee are pictured on pages 4 and 5 and are listed on page 64.
     Further governance information, including our Report on Corporate Governance, which is included in our Information Circular, is available on our web site at rbauction.com.
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OUR AUCTION PROCESS: FROM SURPLUS TO SOLD
Selling through Ritchie Bros. is one of the best ways to turn assets into cash — quickly, efficiently and for the best possible returns in the global market. We’ve developed a consistent, efficient and reliable auction process that gives our customers the confidence they need when selling their valuable equipment.
STEP ONE: GETTING TO KNOW THE CUSTOMER
We take time to get to know our customers and find out how we can best meet their needs. The process of selling a piece of equipment usually starts with a meeting between the owner and their local Ritchie Bros. representative — a meeting that often marks the start or continuation of a long relationship.
STEP TWO: ASSESSING THE VALUE OF THE EQUIPMENT
Ritchie Bros. sells more used equipment than anyone else in the world. We can draw on our extensive experience and knowledge of the global used equipment market to assess the value of a customer’s equipment and make the most appropriate selling recommendations for their needs.
STEP THREE: DRAFTING THE AUCTION CONTRACT
We offer our consignors a range of contract options, including straight commission, guarantee and outright purchase. We strive to offer flexible contract options for our customers while accepting appropriate levels of risk.
STEP FOUR: GETTING THE EQUIPMENT READY FOR THE AUCTION
We will recommend and coordinate any cleaning, painting, repairs or other refurbishing that’s needed to help our consignors achieve maximum value for their equipment on auction day.
STEP FIVE: MARKETING THE EQUIPMENT TO THE WORLD
We post equipment photos and details on our high-traffic web site, mail full-color auction brochures to tens of thousands of selected customers, conduct email campaigns, arrange online, print and radio advertising, and often employ strategic media relations campaigns to attract the largest possible audience of potential buyers to our auctions.
STEP SIX: SEARCHING THE EQUIPMENT FOR LIENS
Our search department works to identify and resolve any title issues before the auction. If we can’t deliver clear and marketable title on auction day, we will offer the buyer a full refund. Our customers bid knowing they can take possession and put their auction purchases straight to work as soon as they’ve paid.
STEP SEVEN: SETTING UP THE AUCTION YARD
We arrange equipment in logical groupings at the auction site so our customers can easily inspect, test and compare different items before they bid. We also provide any available documentation to potential buyers, including work and repair history, so they can assess the value of the equipment for themselves.
STEP EIGHT: CONDUCTING THE AUCTION
Our professional team works together to ensure that the auction progresses smoothly and efficiently, and to make our bidders feel confident and comfortable. We conduct fair, transparent auctions and design our auction sites with comfort and convenience in mind.
STEP NINE: TAKING CARE OF BUSINESS
Once the auction is over, we collect the proceeds from the buyers; only then do we release the equipment to the new owner. We then remit any taxes and fees to the appropriate authorities and - within three weeks of the auction — deliver the net proceeds of the sale to our consignors, along with a detailed settlement statement.
32     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

Financial Information
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2009 compared to the year ended December 31, 2008. This discussion should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2009, and with the disclosures below regarding forward-looking statements and risk factors. The date of this discussion is as of March 1, 2010. Additional information relating to our Company, including our Annual Information Form, is available by accessing the SEDAR website at www. sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between the financial position and results of operations reflected on those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP, except as described in note 14 to our audited consolidated financial statements. Amounts discussed below are based on our audited consolidated financial statements prepared in accordance with Canadian GAAP and are presented in U.S. dollars. Unless indicated otherwise, all tabular and related footnote dollar amounts presented below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, selling more equipment to on-site and online bidders than any other company in the world. Our world headquarters are located in Vancouver, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations in more than 25 countries, including 40 auction sites worldwide. We sell, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Our purpose is to use unreserved auctions to create a global marketplace for our customers.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Industry analysts estimate that the world-wide value of used equipment transactions, of the type of equipment we sell at our auctions, is greater than $100 billion per year. Although we sell more used equipment than any other company in the world, our share of this fragmented market is in the range of 3%.
In recent periods, approximately 80% of what was sold at our auctions was purchased by end users of trucks and equipment (retail buyers), such as contractors, with the remainder being purchased primarily by truck and equipment dealers, rental companies and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, truck and equipment dealers and equipment rental companies, among others. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.
We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, other third party methods, and equipment rental companies that offer an alternative to purchasing. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment through private sales. Private sales between equipment owners are the dominant form of transaction in the used truck and equipment sectors.
We have several key strengths that we believe provide distinct competitive advantages and will enable us to grow and make our auctions more appealing to both buyers and sellers of industrial assets. Some of our principal strengths include:
è	Our reputation for conducting only unreserved auctions and our widely recognized commitment to honesty and fair dealing.

è	Our ability to transcend local market conditions and create a global marketplace for industrial assets by attracting diverse audiences of mainly end-user bidders from around the world to our auctions.

è	Our size, our financial strength and access to capital, the international scope of our operations, our extensive network of auction sites, and our marketing skills.

è	Our ability to enhance our live auctions with technology using our online bidding service, our proprietary Virtual Ramp methodology, which projects equipment photos and information onto a large screen to allow bidders to view each item as they bid. Also our Timed Auction system, which we piloted in 2009 and started rolling out to our auction sites at the beginning of 2010; this allows our customers to bid on lower valued items at their convenience rather than waiting for the auction schedule.

è	Our in-depth experience in the marketplace, including our equipment valuation expertise and proprietary customer and equipment databases.

è	Our dedicated and experienced workforce, which allows us to, among other things, enter new geographic markets, structure deals to meet our customers’ needs and provide high quality and consistent service to consignors and bidders.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum bids or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is a fair auction.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These diverse multinational, mainly end user bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of approximately 60% of the value of equipment sold at our auctions left the region of the sale.
We believe that our ability to consistently draw significant numbers of local and international bidders from many different end markets to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve substantial momentum in our business.
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In spite of the difficulties being faced by many companies as a result of recent economic events, we believe that our business model remains strong and our strategy continues to be viable. Financial and economic uncertainty generally acts as an incentive for equipment owners to turn their surplus assets into cash quickly, efficiently and for fair market value, which we believe benefits our business. In our experience over the last 50 years, when cash flow or credit is tight and there is uncertainty in the market, traditional buyers of new equipment are more likely to look for good quality, late-model used equipment, resulting in demand for equipment at our auctions. We believe there is still a significant volume of surplus used equipment in the market. However, in some geographic areas in which we operate, particularly the United States, gross auction proceeds (described below) in 2009 were adversely affected by market uncertainty. We believe many equipment owners are holding on to idle assets rather than selling them, hoping for the economy to recover and used equipment pricing to improve. We have seen recent signs in many of our geographic markets that equipment owners and their financial institutions are starting to accept the current environment as the new reality, and we believe we are well positioned to assist these owners when they do decide to sell their surplus assets. In some other markets, such as Canada, we experienced strong growth in 2009.
Our strategy, which is discussed in more detail below, is designed in part to increase our share of the large and highly fragmented used equipment market, and market share gains tend not to be directly impacted by economic uncertainty. Also, there are still a significant amount of infrastructure and other construction projects being undertaken around the world, which we believe benefit our business by generating equipment buying and selling activity at our auctions.
Equipment values at our auctions trended down through 2007, 2008 and into the early part of 2009; they remained relatively stable for the balance of 2009. In 2009 we generally saw these auction value decreases being offset by increased consignment volumes in our Canadian and European auctions, but not in the United States market. The mix of equipment being sold at our auctions changes continually and in 2009 the mix included an increase in the number of lower value lots (which generally attract a higher commission rate). This mix shift resulted in lower average gross auction proceeds per lot in 2009 and modestly increased our auction revenue rate (i.e. auction revenues as a percentage of gross auction proceeds – please see further discussion below) as lower value lots are generally charged at a higher commission rate.
We have re-examined our growth strategy, including operating and capital plans, and overall we continue to believe our business model is well suited for current economic conditions. We also believe that designing and executing our strategy over the long term will continue to be a more significant determinant of our ability to grow our earnings than the macro economic environment, in part because our share of the world market for used trucks and equipment is so small. We believe that our growth is not directly dependent on growth of the broader used truck and equipment market.
Growth Strategies
Our long-term mission is to be the world’s largest marketplace for commercial and industrial assets. Our principal goals are to grow our earnings per share at a manageable pace over the long term while maintaining a reasonable return on invested capital, and to maintain and enhance the Ritchie Bros. culture. Our preference is to pursue sustainable growth with a consistently high level of customer service, rather than targeting aggressive growth and risking erosion of the strong customer relationships and high level of customer service that we believe differentiate us from our competitors.
To grow our business, we are focusing simultaneously on three different fronts, and we believe these three key components of our strategy work in unison.
1. Our people
People are a key driver of our growth, and one of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our sales force and our administrative support teams by giving them the tools and training they need to be effective. This component of our strategy also includes active succession planning and leadership development, with a focus on developing employees from within our Company.
Our ability to recruit, train and retain capable new members for our sales team has a significant influence on our rate of growth. Ours is a relationship business and our Territory Managers are the main point of contact with our customers. We look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the Company and become future leaders of our global team. Our target is to increase our sales force by an average of 5–10% per year.
2. Our places
We intend to continue to expand our presence in existing markets and enter new markets, and to expand our international auction site network to handle expected growth in our business. When we talk about markets, we are referring to geographic markets and industry sectors.
Although we expect that most of our growth in the near future will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States and Western Europe, we anticipate that emerging markets in developing countries will be important in the longer term. Our sales offices in many of these emerging markets have been established to position us to take advantage of these future growth opportunities and we will continue to invest in frontier markets in the future.
We plan to expand our worldwide network of auction sites, adding an average of at least two new permanent auction sites or regional auction units to our network every year. In addition, we intend to expand or replace existing auction sites as necessary to provide capacity for increased sales volumes. Our auction site network does not directly drive our growth, but is a critical competitive advantage and helps us to sustain efficient and scalable growth. We also intend to continue to hold offsite auctions in new regions to expand the scope of our operations.
We also aim to increase our market share in our core markets of construction, transportation and agricultural equipment, and to sell more assets in categories that are complimentary to these core markets. Examples of these complimentary categories include mining, forestry and petroleum assets.
3. Our processes
We are committed to developing and continually refining the processes and systems that we use to conduct our business. We believe that this continuous improvement focus will allow us to grow our revenues faster than our operating costs over the long term. We also intend to use technology to facilitate our growth and enhance the quality and service level of our auctions.
Over the past few years we have made significant progress in developing business processes and systems that are efficient, consistent and scalable, including the successful implementation of a new enterprise resource planning system.
We believe that these three components work together because our people help us to achieve our growth objectives, our places give us focus areas for and the capacity to handle growth, and our processes help us to achieve that growth with efficiency and consistency while continuing to deliver value to our customers.
Strategy Execution in 2009
Highlights of the year ended December 31, 2009, included:
People
In 2009 we increased our sales team to 302 people, a 14% increase compared to the end of 2008. Because our business depends on trusting relationships with our customers to generate consignments to our auctions, it can often take two to three years for a sales person to achieve a suitable level of productivity. Our productivity, which we measure as gross auction proceeds per revenue producer, was lower in 2009 than 2008 in part as a result of this more rapid than normal growth in our sales force; it may take a year or more for our productivity to improve. However, we expect that investing in our sales force will help us to achieve our growth strategies.
Places
During 2009 we added three auction sites to our network and replaced an additional four sites with larger facilities. In 2010, we plan to add at least four sites to our network and replace three sites. Other achievements regarding our strategic plan for ‘Places’ included:
è	We held our first auctions in India and Turkey, our second auction in Poland and our first auction in Panama since 1999, continuing the development of our business in our frontier markets.

è	We completed the acquisition of the auction business and certain assets of Martella Auction Company Inc., an agricultural and industrial equipment auctioneer based in Tipton, California. As part of that acquisition, we signed a lease for Martella’s 65-acre Tipton auction site. This transaction added to our sales team and our network of auction sites.

è	We broke regional gross auction proceeds records in Denver, Colorado; Fort Worth, Texas; Houston, Texas; Dubai, UAE; Caorso, Italy; Moncofa, Spain; Madrid, Spain; Paris, France; Edmonton, Alberta; London, Ontario; and Montreal, Quebec.
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è	We held our first auction at our replacement permanent auction sites in Houston, Texas; Minneapolis, Minnesota; Grande Prairie, Alberta; and Mexico City, Mexico and at our new permanent auction site in London, Ontario and our new regional auction unit in Madrid, Spain.

è	We completed the purchase of approximately 62 acres of land in Caorso, Italy, on which we built a new permanent auction site to replace our existing regional auction unit in that region. This new permanent auction site is expected to conduct its grand opening auction in early 2010.

è	We completed the purchase of approximately 74 acres of land in Madrid, Spain, and held our first auction at that location. We are building a new permanent auction site in Madrid to complement our existing regional auction unit in Moncofa, Spain which we expect to open in 2010.

è	We completed the purchase of approximately 67 acres of land near St. Louis, Missouri, on which we are building a new permanent auction site that we expect to open in 2010.

è	We conducted our first auction at our new regional auction unit in Geelong, Australia, which replaced our regional auction unit in Melbourne, Australia.

è	We extended the term of the lease on our regional auction unit in Las Vegas, Nevada to 25 years.

è	We signed a long term lease on 41 acres of land in Meppen, Germany and began construction of a regional auction unit scheduled to open in 2010; and a long term lease on 37 acres in Salt Lake City, Utah on which we intend to construct a new regional auction unit to open in 2010.
Additionally, subsequent to year end, we conducted our grand opening auction at our new permanent auction facility in Narita, Japan. We also completed the construction of and relocated to our new Vancouver, British Columbia replacement permanent auction site.
Processes
Key achievements regarding our strategic plan for ‘Processes’ included:
è	We piloted our new Timed Auction technology, which allows us to sell certain consumer and lower value items, such as buckets and attachments, without our usual live auctioneers and ringmen. This automated system will result in tremendous efficiencies at our auctions, allowing us to sell many lower value items in a shorter time and for lower costs. We intend to roll out our Timed Auction system throughout our network in 2010.

è	We completed a worldwide rollout of our Field Asset Information Management System, which is an automated system that enables our personnel to perform equipment inspections and appraisals in a more consistent and efficient basis using a hand held tool and sophisticated image management system.

è	We initiated the worldwide rollout to our sales team of a new sales force automation tool. This tool will allow our sales force to manage relationships with their customers, consignments to our auctions, and many other aspects of their roles with much greater efficiency and scalability. We expect this tool to contribute to improve sales force productivity in the future.

è	We entered into an arrangement with uShip.com, the world’s largest online shipping marketplace, to provide online shipping solutions to our customers participating in our U.S. and Canadian auctions.
Operations
The majority of our industrial auctions are held at our permanent auction sites, where we own the land and facilities, or at regional auction units, where we usually lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. During 2009, 90% of the gross auction proceeds from our auctions were attributable to auctions held at our permanent auction sites and regional auction units (2008 — 89%). Gross auction proceeds represent the total proceeds from all items sold at our auctions (please see “Sources of Revenue and Revenue Recognition” below).
During 2009, we had approximately 336,000 bidder registrations at our industrial auctions, compared to approximately 278,000 in 2008, an increase of 21%. This statistic points to the value of our auctions. In addition, throughout our history, consignors to our auctions have often developed their relationship with us starting as bidders at our auction.
In both 2009 and 2008 we received nearly 37,000 industrial asset consignments (typically comprised of multiple lots). We handled approximately 283,000 lots in 2009, representing an increase of 12% over 2008. The majority of these additional lots in 2009 were low value lots, which affected the average lot value at our auctions and modestly increased our auction revenue rate (because they generally attract a higher commission rate). This increase in volume in 2009 offset some of the declines in auction values that we experienced in 2009 compared to 2008. The higher lot volume in 2009 did not translate into a significant increase in our direct expense rate, suggesting a marked improvement in operational efficiency.
During 2009, we conducted 195 unreserved industrial auctions at locations in North and Central America, Europe, the Middle East, Australia and India (2008 – 193 auctions). We also held 132 unreserved agricultural auctions during the year in Canada (2008 – 147). Although our auctions have varied in size, our average industrial auction in 2009 attracted over 1,700 bidder registrations (2008 – over 1,400) and featured over 1,400 lots (2008 – over 1,300) consigned by 190 consignors (2008 – 189), generating average gross auction proceeds of approximately $17.3 million per auction, compared to approximately $17.7 million in 2008. Our agricultural auctions in both 2009 and 2008 averaged approximately $0.9 million in size.
We sold approximately $830 million of trucks, equipment, and other assets to online bidders during 2009, representing an 18% increase compared to 2008 (2008 – approximately $700 million). Our online sales growth in 2009 cemented our position as the world’s largest seller of industrial equipment to online buyers.
In 2009, approximately 54% of our auction revenues was earned from operations in the United States (2008 – 54%), 24% was generated from auctions in Canada (2008 – 21%) and the remaining 22% was earned from operations in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia, and Mexico (2008 – 25%). We had 1,148 full-time employees at December 31, 2009, including 302 sales representatives and 19 trainee territory managers, compared to 1,077 full-time employees, 265 sales representatives and 29 trainee territory managers at the end of 2008.
We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On March 1, 2010 we had 105,401,820 common shares issued and outstanding and stock options outstanding to purchase a total of 2,899,393 common shares. On April 24, 2008, our issued and outstanding common shares were split on a three-for-one basis. All share and per share amounts in this document reflect the stock split on a retroactive basis.
Sources of Revenue and Revenue Recognition
Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues we earn in the course of conducting our auctions. The portion of gross auction proceeds that we do not retain is remitted to our customers who consign the items we sell at our auctions.
Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits or losses on the sale of inventory items, administrative and documentation fees on the sale of certain lots, auction advertising fees, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Straight commissions are our most common type of auction revenues and are generated when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, straight commission sales have represented approximately 75% of our gross auction proceeds volume on an annual basis.
In the normal course of business, we sometimes guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.
Our financial exposure from guarantee contracts fluctuates over time, but in recent periods industrial and agricultural auction guarantees have had an average period of exposure (days remaining until date of auction as at quarter-end) of approximately 30 days and 80 days, respectively. At December 31, 2009, our outstanding industrial and agricultural guarantees totaled approximately $22 million, of which approximately $10 million had already been sold at our auctions as of the date of this discussion. The combined financial exposure
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from guarantee contracts at any period end can fluctuate significantly depending on the timing of auctions; however the quarter-end balances averaged approximately $57 million during 2009. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end.
Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues.
We generally refer to our guarantee and outright purchase business as our underwritten or at-risk business. In recent periods, our at-risk business represented approximately 25% of gross auction proceeds on an annual basis.
The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction proceeds) is affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuates from period to period. Our auction revenue rate performance is presented in the table below.
Quarterly Auction Revenue Rate and Trailing Twelve Month Average Auction Revenue Rate – 5 Year History(1)

(1)	Our historical auction revenue rates have been restated to conform to the presentation adopted in 2008. The revised presentation had an insignificant impact on auction revenue rates for the periods 2004 through 2007. On an annual basis, the impact on auction revenue rates during this period was between one to 12 basis points.
Prior to 2008, our expected average annual auction revenue rate was in the range of 9.50% to 10.00%. At the beginning of 2008, we made changes to certain of our existing fees charged to our customers, including the minimum commission rate applicable to low value lots and the consignor document administration fee. These fees were increased slightly to reflect increased costs of conducting auctions. In addition, effective January 2008, we made certain reclassifications in our statement of operations that affected our auction revenue rate, including the reclassifications of interest income from auction revenues to other income and auction advertising fees and documentation fees from direct expenses to auction revenues. These changes were made to improve the presentation in our financial statements and had no impact on our reported net earnings. As a result of the changes to our existing fees and the reclassifications, in 2008 we increased our expected annual average auction revenue rate to be in the range of 9.75% to 10.25%. However, our past experience has shown that our auction revenue rate is difficult to estimate precisely, meaning our actual auction revenue rate in future periods may be above or below our expected range. In 2009, we achieved an auction revenue rate of 10.80% (2008 – 9.95%).
The largest contributor to the variability in our auction revenue rate is the performance, rather than the amount, of our underwritten business. In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate.
Our gross auction proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries. Gross auction proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed.
Gross auction proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction proceeds and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size.
Because of these seasonal and period-to-period variations, we believe that gross auction proceeds and auction revenues are best compared on an annual basis, rather than on a quarterly basis.
Overall Performance
Our gross auction proceeds were $3.49 billion for the year ended 2009, which is a decrease of 2% from 2008. The decrease is mainly attributable to the lower auction values in 2009 versus 2008 which was generally offset by higher volumes of equipment in most markets, except for the United States. Equipment owners had the unusual situation of low interest rates and generally more accommodating lenders, so in the face of a high degree of uncertainty in the market and depressed equipment values, many equipment owners chose to hold on to their assets.
Foreign exchange fluctuations had a modest impact on our 2009 gross auction proceeds. Applying the foreign exchange rates in effect in 2008 our reported gross auction proceeds in 2009 would have been approximately $35 million higher.
For the year ended December 31 2009, we recorded auction revenues of $377.2 million and net earnings of $93.5 million, or $0.88 per diluted common share. This performance compares to auction revenues of $354.8 million and net earnings of $101.4 million, or $0.96 per diluted share for the year ended December 31, 2008. We ended 2009 with working capital of $30.5 million, compared to $47.1 million at December 31, 2008.
Adjusted net earnings for the year ended December 31, 2009 were $92.0 million, or $0.87 per diluted share, compared to adjusted net earnings of $85.5 million, or $0.81 per diluted share for the year ended December 31, 2008. We define adjusted net earnings as financial statement net earnings excluding the after-tax effects of sales of excess properties and significant foreign exchange gains or losses resulting from financing activities that we do not expect to recur in the future (please see our reconciliation below).
Adjusted net earnings is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of net earnings for the relevant period, and identifies the impact of items which we do not consider to be part of our normal operating results.
Our adjusted net earnings in 2009 grew by approximately 8% compared to 2008 as a result of a stronger auction revenue rate partially offset by higher operating costs.
36     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

A reconciliation of our net earnings to adjusted net earnings is as follows:

Year ended December 31,	2009	2008

Net earnings under Canadian GAAP	$93,452	$101,400
Gain on sale of excess property(1)	(1,097)	(8,304)
Net foreign exchange impact on financing transactions(2)	(759)	(9,188)
Tax relating to reconciling items	446	1,571

Adjusted net earnings	$92,042	$85,479

(1)	In 2009, we recorded a gain of $1,097 ($746, or $0.01 per diluted share, after tax) on the sale of excess property. In 2008, we recorded a gain of $8,304 ($7,295, or $0.07 per diluted share, after tax) on the sale of our former headquarters property located in Richmond, British Columbia.

(2)	During 2009, we recorded a foreign exchange gain of $759 ($664, or 0.01 per diluted share, after tax) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The equivalent amount in 2008 was a foreign exchange loss of $5,835 ($4,989, or $0.05 per diluted share, after tax). We have highlighted this amount because in January 2009, the Canadian subsidiary assigned the bank debt to an affiliate whose functional currency is the U.S. dollar to eliminate the future impact of currency fluctuations. In addition, for the year ended December 31, 2008, we reclassified to net earnings foreign currency translation gains in the cumulated translation adjustment account of $15,023 ($13,615, or $0.13 per diluted share, after tax) as a result of the settlement of a number of foreign currency denominated intercompany loans that were considered long-term in nature. We did not settle any long-term intercompany loans during 2009 that resulted in a significant foreign exchange adjustment. We have highlighted these amounts because we do not expect the foreign exchange gains or losses on these financial transactions to recur in future periods.
Selected Annual Information
The following selected consolidated financial information as at December 31, 2009, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2009 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below.
Our consolidated financial statements are prepared in U.S. dollars in accordance with Canadian GAAP. As disclosed in note 14, Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States.

Year Ended December 31,	2009	2008	2007

Statement of Operations Data:
Auction revenues(1)	$377,211	$354,818	$311,906
Direct expenses	(49,890)	(49,750)	(46,481)

	327,321	305,068	265,425

Operating expenses(2)	(200,073)	(189,320)	(164,233)
Other income(3)	4,275	23,536	10,703

Earnings before income taxes	131,523	139,284	111,895
Income taxes	38,071	37,884	35,912

Net earnings	$93,452	$101,400	$75,983

Net earnings per share — basic	$0.89	$0.97	$0.73
Net earnings per share — diluted	0.88	0.96	0.72

Cash dividends declared per share(4)	$0.38	$0.34	$0.30

Balance Sheet Data (year end):
Working capital (including cash)	$30,510	$47,109	$58,207
Capital assets	597,945	453,642	390,044
Total assets	857,821	689,488	672,887
Long-term liabilities	145,213	77,495	58,793

Statement of Cash Flows Data:
Capital asset additions	$157,416	$145,024	$113,219

(1)	Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit or loss on the sale of inventory items, internet and proxy purchase fees, administrative and documentation fees on the sale of certain lots, and auction advertising fees.

(2)	Operating expenses include depreciation and amortization and general and administrative expenses.

(3)	Other income in 2009 included a $759 foreign exchange gain ($664, or $0.01 per diluted share, after tax) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The equivalent amount in 2008 was a foreign exchange loss of $5,835 ($4,989, or $0.05 per diluted share, after tax) and in 2007 was a gain of $4,789 ($4,093, or $0.04 per diluted share, after tax). We have highlighted this amount because in January 2009, the Canadian subsidiary assigned the bank debt to an affiliate whose functional currency is the U.S. dollar to eliminate the future impact of these currency fluctuations. In addition, during 2008, we reclassified to net earnings foreign currency translation gains reported in the cumulative translation adjustment account of $15,023 ($13,615, or $0.13 per diluted share, after tax) as a result of the settlement of a number of foreign currency denominated intercompany loans that were considered long-term in nature. We did not settle any long-term intercompany loans in 2009 that resulted in a significant foreign exchange adjustment. We have highlighted these amounts because we do not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods. In addition, other income in 2009 included a gain of $1,097 ($746, or $0.01 per diluted share after tax) on the sale of excess property; other income in 2008 included an $8,304 ($7,295, or $0.07 per diluted share, after tax) gain recorded on the sale of our former headquarters property located in Richmond, British Columbia.

(4)	In addition to the cash dividends declared and paid in 2009, we declared a cash dividend of $0.10 per common share on January 22, 2010 relating to the quarter ended December 31, 2009, which is not included in this amount.

2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS     37

Results of Operations
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
We conduct operations around the world in a number of different currencies, but our reporting currency is the U.S. dollar. In 2009, approximately 40% of our revenues and approximately 50% of our operating costs were denominated in currencies other than the U.S. dollar.
The main currencies other than the U.S. dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and the Euro relative to the U.S. dollar. These fluctuations affect our reported auction revenues and operating expenses when non-U.S. dollar amounts are converted into U.S. dollars for financial statement reporting purposes.
It is difficult, if not impossible, to quantify how foreign exchange rate movements affect such variables as the supply of and demand for the assets we sell. However, excluding these impacts, the effect of foreign exchange rate fluctuations on our translated auction revenues and operating expenses in our consolidated financial statements has largely offset, making the net impact of the currency fluctuation on our annual net earnings insignificant. Excluding the foreign exchange impacts on financing transactions discussed in “Overall Performance” above, our adjusted net earnings for 2009 included a $1.8 million pre-tax loss (2008 — $2.5 million pre-tax gain) resulting from the revaluation and settlement of our foreign currency denominated monetary assets and liabilities.
United States Dollar Exchange Rate Comparison

Years ended December 31,	2009	% Change in U.S.$	2008	% Change in U.S.$	2007

Value of one U.S. dollar:
Year-end exchange rate:
Canadian dollar	$1.0513	-13.6%	$1.2168	22.5%	$0.9937
Euro	€0.6985	-2.4%	€0.7159	4.5%	€0.685

Average exchange rate:
Canadian dollar	$1.1415	7.0%	$1.0671	-0.6%	$1.0740
Euro	€0.7197	5.2%	€0.6839	-6.4%	€0.7305
Auction Revenues

Years ended December 31,	2009	2008	% Change

Auction revenues — United States(1)	$202,415	$191,459	6%
Auction revenues — Canada(1)	90,148	75,683	19%
Auction revenues — Europe(1)	57,714	54,635	6%
Auction revenues — Other(1)	26,934	33,041	-18%

Total auction revenues	$377,211	$354,818	6%

Gross auction proceeds	$3,492,021	$3,567,160	-2%
Auction revenue rate	10.80%	9.95%

(1)	Information by geographic segment is based on auction location.
Our auction revenues increased in 2009 compared to 2008 primarily as a result of a higher auction revenue rate, partially offset by slightly lower gross auction proceeds and the impact of currency fluctuations. Gross auction proceeds growth in Canada and the Middle East was offset by a decrease in the United States and Europe. Our gross auction proceeds in 2009 in local currency, primarily being the United States, Canadian and Australian dollar and the Euro, increased by 2% compared to 2008. Excluding the United States market, gross auction proceeds increased by 10% in local currency in 2009 compared to 2008.
Our underwritten business represented 21% of our total gross auction proceeds in 2009 (24% in 2008). As discussed above under “Sources of Revenue and Revenue Recognition,” we do not have a target for the relative mix of contracts. The mix experienced in 2009 was driven by our consignor’s risk tolerance and sale objectives, and is not necessarily indicative of the mix in future periods or a trend.
Our auction revenue rate was 10.80% for 2009, which was higher than our current expected range of 9.75% to 10.25%. The increase compared to our experience in 2008 related primarily to the performance of our underwritten business (guarantee and inventory contracts), which performed better in 2009 than in 2008. This better performance reflected our efforts to apply a more conservative approach to evaluating potential underwritten contracts in 2009 in the face of uncertainty in the market. We do not expect this above trend performance to continue in the future; our experience has shown that rates usually revert to the mean. As a result, we expect our annual average auction revenue rate to be in the range of 9.75% to 10.25% in the foreseeable future. Our actual auction revenue rate in future periods may be above or below our expected range.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate during 2009 would have impacted auction revenues by approximately $3.5 million, of which approximately $2.5 million, or $0.02 per share, would have flowed through to net earnings after tax in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.
Direct Expenses

Years ended December 31,	2009	2008	%Change

Direct expenses	$49,890	$49,750	0.3%
Direct expenses as a percentage of gross auction proceeds	1.43%	1.39%
Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security personnel hired to safeguard equipment at the auction site and rental expenses for temporary auction sites. At each quarter end, we estimate the direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.

38     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

Our direct expense rate, which represents direct expenses as a percentage of gross auction proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our direct expense rate for 2009 was marginally higher than the rate for 2008 mainly as a result of the slight decrease in our gross auction proceeds. We were able to keep our direct expenses in line with 2008 even though we sold 12% more lots in 2009, which is a demonstration of improved operating efficiency.
Depreciation and Amortization Expense

Years ended December 31,	2009	2008	%Change

Depreciation and amortization expense	$31,761	$24,764	28%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment. Depreciation increased in 2009 compared to 2008 as a result of depreciation relating to new assets that we have put into service in recent periods, such as our new permanent auction sites and new computer hardware and software outlined elsewhere in this discussion. We expect our depreciation in future periods to increase in line with our recent and on-going capital expenditures. A significant number of capital assets were put into use during the fourth quarter of 2009 and further assets are expected to be put into use in the first quarter of 2010. The timing of these and other future additions is expected to increase our depreciation expense in 2010 by an estimated 40% compared to 2009.
General and Administrative Expenses

Years ended December 31,	2009	2008	%Change

General and administrative expenses	$168,312	$164,556	2%
G&A as a percentage of gross auction proceeds	4.82%	4.61%
General and administrative expenses, or G&A, include such expenditures as personnel (salaries, wages, bonuses and benefits), information technology, non-auction related travel, repairs and maintenance, leases and rentals and utilities. G&A expenses exclude foreign exchange gains or losses resulting from the revaluation and settlement of monetary assets and liabilities.
Foreign currency fluctuations contributed to a decrease in our G&A of approximately $6.6 million in 2009 compared to 2008 in connection with the translation into U.S. dollars for reporting purposes of our foreign operations’ G&A expenses.
Our ongoing investments in our people, places and processes continued to contribute to the growth in our gross auction proceeds in local currency and adjusted net earnings during 2009. Please refer to “Overall Performance” for a description of adjusted net earning and for a reconciliation of adjusted net earnings to net earnings for 2009 and 2008. Our future success is dependent upon adding people to grow our business, building the places required to handle our anticipated future growth, and developing and implementing processes to help gain efficiencies and ensure consistency. Our sales force and administrative support teams are instrumental in carrying out these building and development programs and are necessary to facilitate and accommodate that growth. Personnel costs are the largest component of our G&A representing roughly 60% of our G&A on an annual basis, and our workforce increased 7% from December 31, 2008 to December 31, 2009. This increase was partially offset by the foreign currency effect discussed above. Our ongoing expansion will continue to influence future levels of G&A.
Interest Expense

Years ended December 31,	2009	2008	%Change

Interest expense	$544	$859	-37%
Interest expense is comprised mainly of interest paid on long-term debt and revolving credit facilities. Interest expense decreased in 2009 compared to 2008 primarily because of an increase in the amount of interest we capitalized to property under development. The relationship between capital expenditures and interest paid will likely result in higher interest expense in 2010. We expect that a lower proportion of our interest costs will be capitalized to properties under development in 2010 because our capital expenditures are expected to decrease (please see further discussion below).
Interest Income

Years ended December 31,	2009	2008	%Change

Interest income	$2,400	$4,994	-52%
Interest income, which is earned on payments from customers and our excess cash balances invested in conservative and liquid investments, is mostly affected by market interest rates. In recent periods, market interest rates in Canada and the United States have decreased dramatically, which resulted in a decrease in our interest income. In addition, our interest income can fluctuate from period to period depending on our cash position, which is affected by the timing, size and number of auctions held during the period, as well as the timing of the receipt of auction proceeds from buyers which may bear interest.
Foreign Exchange Gain (Loss)

Years ended December 31,	2009	2008	%Change

Foreign exchange gain (loss)	$(1,085)	$11,656	90%
Foreign exchange gains or losses arise when foreign currency denominated monetary items are revalued to the exchange rates in effect at the end of the reporting period. The gain or loss recognized in any given period is affected by changes in foreign exchange rates as well as the composition of our foreign currency denominated assets and liabilities. In 2009, the foreign exchange loss included the impact of foreign exchange rates on U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of these currency fluctuations on this debt in future periods. The foreign exchange impact of this bank debt in the first quarter of 2009 was a $0.8 million gain compared to a $5.8 million foreign exchange loss in 2008. In 2008, the foreign exchange gain also included the reclassification to net earnings of foreign currency translation gains of $15.0 million reported in the cumulative translation adjustment account as a result of the settlement of a number of foreign currency denominated intercompany loans that had been considered long-term (see discussion under “Overall Performance”). We did not settle any intercompany loans in 2009 that resulted in a significant foreign exchange adjustment.
Gain on Disposition of Capital Assets

Years ended December 31,	2009	2008	%Change

Gain on disposition of capital assets	$647	$6,370	N/A
The gain on disposition of capital assets in 2009 included a $1.1 million gain ($0.7 million after tax) on the sale of our former Minneapolis, Minnesota permanent auction site, which was partially offset by writing off costs incurred on property and software developments that were no longer considered viable. The gain on disposition of capital assets in 2008 included an $8.3 million gain recorded on the sale of our former headquarters property located in Richmond, British Columbia, which was partially offset by write offs of costs incurred on property and software development projects that were no longer considered viable.
Income Taxes

Years ended December 31,	2009	2008	%Change

Income taxes	$38,071	$37,884	0.5%
Effective income tax rate	28.9%	27.2%
Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2009 includes a favourable tax adjustment in the amount of $1.9 million relating to uncertain tax positions. The effective tax rate for 2008 includes adjustments recorded in 2008 to reflect our actual cash tax expenses arising from our 2007 tax filings. In 2008 we also realized the benefit of foreign exchange gains on financing transactions and the gain on sale of property which were subject to a lower tax rate. These did not recur to the same extent in 2009. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS     39

Net Earnings

Years ended December 31,	2009	2008	%Change

Net earnings before income taxes	$131,523	$139,284	-5.6%
Net earnings	93,452	101,400	-7.8%
Net earnings per share — basic	0.89	0.97	-8.2%
Net earnings per share — diluted	0.88	0.96	-8.3%
Our net earnings decreased in 2009 compared to 2008 as a result of the gain recorded on the sale of our former headquarters property in 2008, offset by higher auction revenues in 2009. Adjusted net earnings for 2009 were $92.0 million, or $0.87 per diluted share, compared to adjusted net earnings of $85.5 million, or $0.81 per diluted share in 2008, representing an 8% increase in 2009. Adjusted net earnings in 2009 were higher compared to 2008, primarily as a result of increased auction revenues and lower operating costs. Please see “Overall Performance” for a description of adjusted net earnings and for a reconciliation of adjusted net earnings to net earnings for 2009 and 2008.
Summary of Fourth Quarter Results
We earned auction revenues of $97.1 million and net earnings of $21.8 million, or $0.21 per diluted share, during the fourth quarter of 2009. Adjusted net earnings for the fourth quarter of 2009 were $21.1 million, or $0.20 per diluted share. This compares to auction revenues of $81.7 million, net earnings of $27.1 million, or $0.26 per diluted share, and adjusted net earnings of $19.2 million, or $0.18 per diluted share, in the fourth quarter of 2008.
A reconciliation of our net earnings under Canadian GAAP to adjusted net earnings for each of the quarters ended December 31, 2009 and 2008 is as follows:

Quarter ended December 31,	2009	2008

Net earnings under Canadian GAAP	$21,834	$27,140
Gain on sale of excess property(1)	(1,097)	—
Net foreign exchange impact on financing transactions(2)	—	(8,476)
Tax relating to reconciling items	351	558

Adjusted net earnings	$21,088	$19,222

(1)	During the three months ended December 31, 2009, we recorded a gain of $1,097 ($746, or $0.01 per diluted share, after tax) on the sale of excess property.

(2)	During the three months ended December 31, 2008, we recorded a foreign exchange loss of $3,778 ($3,230, or $0.03 per diluted share, after tax) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. We have highlighted this amount because in January 2009, the Canadian subsidiary assigned the bank debt to an affiliate whose functional currency is the U.S. dollar to eliminate the future impact of these currency fluctuations. No amount was recorded in the three months ended December 31, 2009. In addition, during the fourth quarter of 2008, we reclassified to net earnings foreign currency translation gains reported in the cumulated translation adjustment account of $12,254 ($11,148, or $0.11 per diluted share, after tax) as a result of the settlement of a number of foreign currency denominated intercompany loans that were considered long-term in nature. We did not settle any long-term intercompany loans during the fourth quarter of 2009 that resulted in a significant foreign exchange adjustment. We have highlighted these amounts because we do not expect the foreign exchange gains or losses on these financing transactions to recur in future periods.
Our gross auction proceeds were $891.1 million for the quarter ended December 31, 2009, which is an increase of 4% compared to the comparable period in 2008. This increase in our gross auction proceeds was mainly attributable to increased gross auction proceeds earned in Canada and foreign exchange fluctuations. It is difficult to isolate the effects of currency fluctuations on our customers’ buying and selling patterns and therefore, our gross auction proceeds. However, had the foreign exchange rates in effect in the fourth quarter of 2008 been applied to the gross auction proceeds achieved in the fourth quarter of 2009, our reported gross auction proceeds would have been approximately 6% lower.
Our auction revenue rate increased to 10.90% in the fourth quarter of 2009 from 9.57% in the comparable period in 2008, mainly as a result of the stronger performance of our underwritten business in the fourth quarter of 2009.
Our G&A expenses increased to $45.0 million in the fourth quarter of 2009, compared to $38.3 million in the comparable 2008 period. During the fourth quarter of 2009, the translation into U.S. dollars of our non-U.S. operations’ G&A expenses resulted in an increase in consolidated G&A expenses of approximately $3.2 million, primarily as a result of foreign currency fluctuations. Our G&A also increased because of the 1% increase in our workforce in the fourth quarter of 2009.
We experienced a 20.0% decrease in our earnings in the fourth quarter of 2009 compared to the equivalent period in the prior year primarily as a result of foreign exchange gains realized in 2008. Adjusted net earnings in the fourth quarter of 2009 increased by 10% compared to 2008, due to increased auction revenues partially offset by higher operating expenses.
Capital asset additions were $40.1 million for the fourth quarter of 2009, compared to $47.2 million in the fourth quarter of 2008. Our capital expenditures in the fourth quarter of 2009 related primarily to construction of our new or replacement permanent auction sites in St Louis, Missouri; Grande Prairie, Alberta; Chilliwack, British Columbia; Caorso, Italy; Madrid, Spain; Mexico City, Mexico; and Narita, Japan, as well as the expansion of our existing permanent auction site in Orlando, Florida. Exchange rate changes relating to capital assets held in currencies other than the U.S. dollar resulted in a decrease in our reported capital assets on our consolidated balance sheet of $0.3 million in the fourth quarter of 2009 compared to a decrease of $14.8 million in the equivalent period in 2008.
Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2009 and 2008, and our discussion above about the seasonality of our business.

40     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

	Q4 2009		Q3 2009		Q2 2009		Q1 2009

Gross auction proceeds(1)	$891,111		$693,288		$1,109,331		$798,291

Auction revenues	$97,143		$75,934		$120,459		$83,675
Net earnings	21,834	(4)	12,892		38,847		19,879	(2)
Adjusted net earnings(6)	21,088		12,892		38,847		19,215

Net earnings per share — basic	$0.21		$0.12		$0.37		$0.19
Net earnings per share — diluted	0.21		0.12		0.37		0.19
Adjusted net earnings per share — diluted(6)	0.20		0.12		0.37		0.18

	Q4 2008		Q3 2008		Q2 2008		Q1 2008

Gross auction proceeds(1)	$853,927		$767,718		$1,163,546		$781,969

Auction revenues	$81,693		$75,909		$115,822		$81,394
Net earnings	27,140	(2)(3)	11,934	(2)	45,919	(2)(3)(4)	16,407	(2)(3)
Adjusted net earnings(6)	19,222		13,025		37,942		15,290

Net earnings per share — basic(5)	$0.26		$0.11		$0.44		$0.16
Net earnings per share — diluted(5)	0.26		0.11		0.43		0.16
Adjusted net earnings per share — diluted(6)	0.18		0.12		0.36		0.14

(1)	Gross auction proceeds represent the total proceeds from all items sold at our auctions. Gross auction proceeds are not a measure of revenue and are not presented in our consolidated financial statements. Please see further discussion above under “Sources of Revenue and Revenue Recognition”.

(2)	Net earnings included the impact of foreign exchange rates on U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of these currency fluctuations on this debt in future periods. Please see further discussion above under “Overall Performance”. The foreign exchange impact of this bank debt in the first quarter of 2009 was a $759 gain ($664, or $0.01 per diluted share, after tax). The impact in the fourth, third, second and first quarters of 2008 was a $3,778 loss ($3,230, or $0.03 per diluted share, after tax), $1,276 loss ($1,091, or $0.01 per diluted share, after tax), $205 gain ($175, or less than $0.01 per diluted share, after tax), and $986 loss ($843, or $0.01 per diluted share, after tax), respectively.

(3)	Net earnings in the fourth quarter of 2008 included the reclassification of foreign currency translation gains of $12,254 ($11,148, or $0.11 per diluted share, after tax) relating to the settlement of foreign currency denominated intercompany loans. Amounts included in the second and first quarters of 2008 relating to these settlements were $680 ($507, or less than $0.01 per diluted share, after tax) and $2,089 ($1,960, or $0.02 per diluted share, after tax), respectively. We have highlighted these amounts as we do not expect these items to recur in future periods.

(4)	Net earnings in the fourth quarter of 2009 included a gain of $1,097 (746, or $0.01 per diluted share, after tax) on the sale of excess property. Net earnings in the second quarter of 2008 included a gain of $8,304 recorded on the sale of our former headquarters property in Richmond, British Columbia ($7,295, or $0.07 per basic and diluted share, after tax). Excluding this amount, net earnings for the fourth quarter would have been $38,624, or $0.37 per basic and diluted share.

(5)	Net earnings per share amounts have been adjusted on a retroactive basis to reflect the April 24, 2008 three-for-one stock split.

(6)	Adjusted net earnings is a non-GAAP measure that does not have a standardized meaning and is therefore unlikely to be comparable to similar measures presented by other Companies. Please refer to “Overall Performance” for a description of adjusted net earnings.
Liquidity and Capital Resources

December 31,	2009	2008	%Change

Working capital	$30,510	$47,109	-35.2%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. For 2009, our working capital decreased by $16.6 million, mostly as a result of our capital expenditures and dividend payments partially offset by positive operating results and the proceeds from draws on our credit facilities during 2009.
There are a number of factors that could potentially impact our working capital, such as current global economic conditions, which may affect the financial stability of our buyers and their ability to pay on a timely basis. However, we have substantial borrowing capacity in the event of any temporary working capital requirements. As at December 31, 2009, we had $461 million of unused credit facilities, which included a $166 million five-year committed credit facility expiring in January 2014, and a $193 million three-year uncommitted non-revolving credit facility expiring in November 2011. We believe our existing working capital and credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth initiatives, such as property acquisitions and development. Our access to capital resources has not been impacted by the recent events in credit markets, and we do not expect that the current economic environment will have a material adverse impact on our capital resources or our business. However, there can be no assurance that the cost or availability of future borrowings under our credit facilities will not be affected should there be a prolonged capital market disruption.
Contractual Obligations

Payments Due by Year	Total	In 2010	In 2011 and 2012	In 2013 and 2014	After 2014

Long-term debt obligations	$130,827	$14,268	$30,000	$29,487	$57,072
Operating leases obligations	159,851	9,952	18,125	15,093	116,681
Other long-term obligations	1,592	338	687	567	—

Total contractual obligations	$292,270	$24,558	$48,812	$45,147	$173,753

2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS     41

Our long-term debt included in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years, a revolving loan drawn under a credit facility that is available until January 2014, as well as a term loan put in place in 2009 with a term to maturity of seven years. Our operating leases relate primarily to land on which we operate regional auction units and administrative offices. These properties are located in Canada, the United States, Panama, Spain, Germany, the Netherlands, the United Arab Emirates, India, Japan and China.
In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. Our total exposure at December 31, 2009 from these guarantee contracts was $21.6 million (compared to $17.9 million at December 31, 2008), which we anticipate will be offset by the proceeds that we will receive from the sale at auction of the related equipment. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.
Cash Flows

December 31,	2009	2008	%Change

Cash provided by (used in):
Operations	$138,455	$90,688	52%
Investing	(164,656)	(110,211)	48%
Financing	22,914	(6,194)	N/A
Similar to the discussion above about our cash position, our cash provided by operations can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. During 2009, cash used for the investment in capital assets exceeded our cash provided by operations. As we continue to execute our strategy to expand our presence in existing and new markets in the near term, cash used in investing activities may continue to exceed cash provided by our operations. Depending on the timing of capital expenditures, we may be required to take on additional debt to fund these investments.
Capital asset additions were $157.4 million for 2009 compared to $145.0 million in 2008. Our capital expenditures in 2009 related primarily to the acquisition of land in Caorso, Italy; Madrid, Spain; and St. Louis, Missouri; the expansion of our existing permanent auction site in Orlando, Florida and the construction of our new permanent auction sites in Houston, Texas; St. Louis, Missouri; Grande Prairie, Alberta; Chilliwack, British Columbia; Caorso, Italy; Madrid, Spain; Mexico City, Mexico; and Narita, Japan. Capital asset additions also included investments in computer software and hardware as part of our process improvement initiatives and our acquisition of the business of Martella Auction Company. Exchange rate changes relating to capital assets held in currencies other than the U.S. dollar, which are not reflected as capital asset additions on our consolidated statements of cash flows, resulted in an increase of $24.9 million in the capital assets reported on our consolidated balance sheet as at December 31, 2009, compared to a decrease of $26.0 million in 2008.
Based on our most recent review of our auction site development and process improvement initiatives, we expect that our annual capital expenditures will be in the range of $100 million per year for the near term. We intend to add auction facilities in selected locations around the world as appropriate opportunities arise, either to replace existing facilities or to establish new sites. We plan to add an average of at least two new permanent auction sites or regional auction units to our network per year, as well as a number of replacement facilities. Actual expenditures will vary depending on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions. Depending on the scope of the required system improvements, the process improvement expenditures will likely be primarily for hardware, the development, purchase and implementation of software, and related systems. We expect to fund future capital expenditures from operating cash flows and borrowings under credit facilities.
During 2009, we provided a secured loan of $5.3 million with market terms to a lessor with whom we have a long-term property lease. The loan is repayable in monthly installments of principal and interest, with the balance due in March 2013. The loan is secured by the underlying property and a neighbouring property.
We declared and paid regular cash dividends of $0.09 per share for each of the quarters ended December 31, 2008 and March 31, 2009, and declared and paid dividends of $0.10 per share for each of the quarters ended June 30, 2009 and September 30, 2009. The payments of these dividends were made in 2009 and the total dividend payments for 2009 were $40.0 million compared to $35.6 million in 2008. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.
Long-term Debt and Credit Facilities
Our long-term debt and available credit facilities at December 31, 2009 and December 31, 2008 were as follows:

	December 31, 2009	December 31, 2008	%Change

Long-term debt	$130,394	$67,411	93%

Revolving credit facilities — total available:	$318,423	$330,119
Revolving credit facilities — total unused:	$268,011	$262,316

Non-revolving credit facilities — total available:	$250,000	$250,000
Non-revolving credit facilities — total unused:	$192,928	$250,000

Total unused credit facilities	$460,939	$512,316

Our credit facilities are with financial institutions in the United States, Canada, The Netherlands and The United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. During 2009, we increased our revolving credit facilities in Europe by approximately €20 million. As at December 31, 2009, we had fixed rate and floating rate long-term debt with interest rates ranging from 1.1% to 6.4%. We were in compliance with all financial covenants applicable to our debt at December 31, 2009. Our long term debt and credit facilities have increased in 2009 in order to fund our auction site development activities.
Future scheduled interest expenses over the next five years under our existing term debt are as follows:

	In 2010	In 2011	In 2012	In 2013	In 2014

Interest expense on long-term debt	$5,967	$4,001	$3,968	$3,968	$3,671

42     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

Quantitative and Qualitative Disclosure about Market Risk
Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.
Because we conduct operations in local currencies in countries around the world, yet have the U.S. dollar as our reporting currency, we are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the U.S. dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For 2009, approximately 40% of our revenues were earned in currencies other than the U.S. dollar and approximately 50% of our operating costs were denominated in currencies other than the U.S. dollar. On an annual basis, we expect these amounts to substantially offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we will consider hedging specific transactions if we deem them appropriate in the future.
During the year ended December 31, 2009, we recorded an increase in our foreign currency translation adjustment balance of $18.4 million, compared to a decrease of $26.9 million in 2008, excluding the impact of the reclassification to net earnings of foreign currency transaction gains of $14.9 million in 2008. Our foreign currency translation adjustment arises from the translation at the end of each reporting period of our net assets denominated in currencies other than the U.S. dollar into our reporting currency. Changes in this balance arise primarily from the strengthening or weakening of non-United States currencies against the U.S. dollar.
We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our global revolving credit facility are only available at floating rates of interest. If our portfolio of floating rate debt increases, we may consider the use of interest rate swaps to mitigate our exposure to interest rate fluctuations. As at December 31, 2009, we had $29.5 million (December 31, 2008 – $25.4 million) in revolving loans bearing floating rates of interest. With other variables unchanged, a 100 basis points or 1% increase or decrease in interest rates would have no significant impact on the Company’s financial position or results of operations for the year ended December 31, 2009.
Off-Balance Sheet Arrangements
We have no of-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Legal and Other Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.
Critical Accounting Policies and Estimates
In preparing our consolidated financial statements in conformity with Canadian GAAP, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, valuation of consignors’ equipment and other assets subject to guarantee contracts, recoverability of capital assets, goodwill and future income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.
The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 1 to our consolidated financial statements, which summarizes the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.
Accounting for Income Taxes
We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining our provision for income taxes, our measurement of future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact the presentation of our financial position and results of operations.
Valuation of Goodwill
We assess the possible impairment of goodwill in accordance with standards issued by the Canadian Institute of Chartered Accountants in Canada (known as the CICA) and the Financial Accounting Standards Board in the United States. The standards stipulate that reporting entities test the carrying value of goodwill for impairment annually at the reporting unit level using a two-step impairment test; if events or changes in circumstances indicate that the asset might be impaired, the test is conducted more frequently.
In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. We operate as a single reporting unit, which is the consolidated public company. As a result, we are able to refer to the stock market for a third party indicator of our Company’s fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of our common shares may impact our assessment as to whether goodwill has been impaired. These changes may result from changes in our business plans or other factors, including those that are outside our control. We perform the goodwill test each year as at September 30, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at September 30, 2009 and determined that no impairment had occurred.
Changes in Accounting Policies
On January 1, 2009, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 Goodwill and Intangible Assets, the revisions to Section 3855 Financial Instruments – Recognition and Measurement and Section 3862 Financial Instrument – Disclosures and the Emerging Issues Committee (EIC) Abstract 173 Credit risk and the Fair Value of Financial Assets and Financial Liabilities. Section 3064 establishes new standards for the recognition and measurement of intangible assets, but accounting for goodwill is unchanged. Revisions to Sections 3855 and 3862 were to enhance the disclosure requirements for publicly accountable enterprises. The adoption of Section 3064 and EIC 173 did not impact the presentation of our consolidated financial position or results of operations.
Recent Accounting Pronouncements
In January 2009, the CICA issued Handbook Section 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests which replace Sections 1581 Business Combinations and 1600 Consolidated Financial Statements. These new standards are harmonized with International Financial Reporting Standards (IFRS) and will become effective in 2011; early adoption is permitted.
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards (or IFRS) for Canadian publicly accountable enterprises. IFRS is issued by the International Accounting Standards Board (IASB). IFRS will be effective for our interim and annual financial statements effective January 1, 2011. The conversion to IFRS will impact our accounting policies, information technology and data systems, internal control over financial reporting, and financial statement presentation and disclosure. The transition may also impact our business processes and operations, including such areas as contractual arrangements, debt covenants, and compensation arrangements.
We commenced our IFRS conversion project in 2007 and have established a conversion plan and an IFRS project team. We have identified the standards that have an impact on our financial statements, business processes and systems. We have presented and discussed the following major identified differences with the Audit Committee of our Board of Directors:
Property, plant and equipment (PP&E) – we have chosen to use the cost method under IFRS and will review annually depreciation methods and useful lives. We have identified assets meeting the investment property criteria under IAS 40: Investment Property; these will be shown separately on the financial statements. We have also chosen to use the cost method of accounting for these assets. Our annual impairment testing methodology will change as we will be testing at the cash-generating unit level, rather than the reporting unit level. We have not identified any indications of expected impairment to either PP&E or goodwill on the date of transition to IFRS.

2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS     43

Business combinations that occurred prior to January 1, 2010 will remain unchanged, subject to the requirements of appendix C of IFRS 1 First Time Adoption of International Financial Reporting Standards. From January 1, 2010 onwards we intend to account for all business combinations in line with IFRS 3 Business Combinations for our IFRS financial reporting.
Leases will be assessed for classification as operating or finance lease under IAS 17 Leases. Our preliminary assessment has not indicated any change to the classification of our leases currently recorded as operating leases.
Income taxes will be reviewed for past uses of initial recognition exemption the effects of which will be removed in the transition adjustments. Stock options issued which are tax deductible must be revalued at each reporting date under IFRS. The temporary differences created on this revaluation will be included in deferred tax. Furthermore, our future tax assets and liabilities recorded in our consolidated balance sheets will be reclassified to be entirely non-current and renamed “deferred tax assets and liabilities”.
We have also prepared draft annual financial statements and related notes in compliance with IFRS. The following IFRS 1 exemptions from retrospective application are available to us and may be used on transition to IFRS:
è	Business Combinations: At the date of transition to IFRS on January 1, 2010 we will apply IFRS 3 prospectively and use the exemption in IFRS to treat prior business combinations in a manner consistent with Canadian GAAP.

è	Share Based Payments: We have not elected to apply IFRS 2: Share Based Payments to options granted before November 7, 2002 and those options that were granted after November 7, 2002 which were vested at January 1, 2010.

è	Cumulative Translation Differences: We will “reset” cumulative translation differences accumulated as at the date of transition to zero. The gain/loss on a subsequent disposal of any foreign operation then excludes translation differences that arose before the date of transition, but includes all later translation differences.
As the IASB will continue to issue new accounting standards during our conversion period the final impact of IFRS on the presentation of our financial position and results of operations and our financial statement disclosure will only be measured once the IFRS applicable at our conversion date are known.
As the new accounting policies under IFRS are finalized, a review of the integrity of our internal control over financial reporting and disclosure controls and procedures will be completed. At this time, we believe that the current framework is sufficiently robust to incorporate the changes to the financial reporting processes.
We have conducted training sessions targeted to various levels of our organization. We also plan to continue to provide training to other key employees and will monitor the impacts on our business processes and operations, our information systems, and develop a broader external communication plan.
Our transition plans relating to IFRS are on schedule and we will continue to provide updates on the status of key activities for this project in our quarterly and annual Management’s Discussion and Analysis throughout the period to initial adoption on January 1, 2011.
Disclosure Controls and Procedures
We have established and maintained disclosure controls and procedures in order to provide reasonable assurance that material information relating to our Company is made known to the appropriate level of management in a timely manner.
Based on current securities legislation in Canada and the United States, our Chief Executive Officer and Chief Financial Officer are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2009.
We performed an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at December 31, 2009. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Internal Control over Financial Reporting
Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in “Internal Control — Integrated Framework”, management concluded that our internal control structure and procedures over financial reporting were effective as of December 31, 2009.
The effectiveness of our internal controls over financial reporting as of December 31, 2009 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2009 consolidated annual financial statements, as stated in their report which is included in our consolidated financial statements.
Changes in Internal Controls Over Financial Reporting
There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
è	our future performance;

è	growth of our operations;

è	growth of the world market for used trucks and equipment;

è	increases in the number of consignors and bidders participating in our auctions;

è	the impact of the current economic environment on our operations and capital resources, and our customers, including the number of bidders and buyers attending our auctions and consignment volumes at those auctions; the demand for our services during challenging economic times; our bidders’ ability to access credit to fund their purchases; the impact of the economic environment on equipment prices, supply and demand, risk and our business model;

è	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

è	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

è	our long-term mission to be the world’s largest marketplace for commercial and industrial assets;

è	our people, including our ability to recruit, train, retain and develop the right people to help us achieve our goals and the desired increase in our sales force;

è	our places, including our ability to add the capacity necessary to accommodate our growth; our ability to increase our market share in our core markets and regions; and our ability to expand into complimentary market sectors and new geographic markets, including our ability to take advantage of growth opportunities in emerging markets; the acquisition and development of auction facilities and the related impact on our capital expenditures;

è	our processes, including our process improvement and system continuity initiatives and their effect on our business, results of operations and capital expenditures, particularly our ability to grow revenues faster than operating costs;

è	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts;

è	our auction revenue rates, the sustainability of those rates, and the impact of our commission rate and fee changes implemented in 2008, as well as the seasonality of gross auction proceeds and auction revenues;

è	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

è	our future capital expenditures;

è	our internet initiatives and the level of participation in our auctions by internet bidders;

è	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations; and

è	financing available to us and the sufficiency of our working capital to meet our financial needs.
Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to

44     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” below are those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
Damage to our reputation for fairness, integrity and conducting only unreserved auctions could harm our business.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and police and enforce our policy of conducting unreserved auctions, we could lose business and our results of operations would suffer.
Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate — including, among other things, economic uncertainty, disruptions to credit and financial markets, a sustained economic recession, lower commodity prices, and our customers’ restricted access to capital — are beyond our control. Any increase in the volume or change in the mix of equipment at our auctions may not be sufficient to offset declines in the market value for that equipment as a result of the current economic environment. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also impact the supply of, demand for or market values of industrial equipment.
We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.
In recent periods, approximately 75% of our business has been conducted on a straight commission basis. In certain other situations we will either offer to:
è	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

è	purchase the equipment outright from the consignor for sale in a particular auction.
The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction proceeds.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:
è	recruiting and retaining suitable sales and managerial personnel;

è	identifying and developing new geographic markets and market sectors;

è	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

è	managing expansion successfully;

è	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

è	receiving necessary authorizations and approvals from governments for proposed development or expansion;

è	integrating successfully new facilities and any acquired businesses into our existing operations;

è	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

è	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

è	succeeding against local and regional competitors in new geographic markets;

è	capitalizing on changes in the supply of and demand for industrial assets, in our existing and new markets; and

è	designing and implementing business processes and operating systems that are able to support profitable growth.
We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.
In addition, we continue to pursue our strategy of investing in our people, places and processes to give us the capacity to handle expected future growth, including investments in frontier markets that may not generate profitable growth in the near term. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if we are not successful growing our gross auction proceeds our earnings may be adversely impacted. A large component of our G&A expenses is considered fixed costs that we will incur regardless of gross auction proceeds growth. There can be no assurances that our gross auction proceeds and auction revenues will grow at a more rapid rate than our fixed costs, especially in the event of a deep and prolonged recession, which would have a negative impact on our margins and earnings per share.
Our future expenses may increase significantly or our operations and ability to expand may be limited as a result of environmental and other regulations.
A variety of federal, provincial, state and local laws, rules and regulations, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.
Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic

2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS     45

substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. If these restrictions, or changes to environmental laws, were to inhibit materially the ability of customers to ship equipment to or from our auction sites, they could reduce gross auction proceeds and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce gross auction proceeds and harm our business, financial condition and results of operations.
Disruptions to credit and financial markets and economic uncertainty could harm our operations.
The recent global economic and financial market events have caused, among other things, a general tightening in credit markets, lower levels of liquidity, increases in default and bankruptcy rates, and a level of uncertainty in the used equipment marketplace, all of which may have a negative impact on our operations, financial condition and liquidity and ability to grow our business. Our operations and access to our cash balances in the future are dependent upon the economic viability of our key suppliers and the various financial institutions we utilize. Our future operations may be disrupted if we cannot obtain products and services necessary for our auction operations from our key suppliers, or if we lose access to our cash balances. In addition, our future auction revenues may decrease if our consignors choose not to sell their assets as a result of economic conditions, or if our buyers are unable to obtain financing for assets purchases, or if our customers are in financial distress. In addition, our lenders may be unable to advance funds to us under existing credit facilities, which could harm our liquidity and ability to operate or grow our business. Our customers may decide to delay the sale of excess assets due to the uncertainty in the used equipment marketplace and the reduction in prices which could limit the growth in our gross auction proceeds. The timing and nature of any recovery in credit and financial markets remain uncertain, and there can be no assurance that market conditions will improve in the near future and that our results of operations will not be adversely affected.
Competition in our core markets could result in reductions in our future revenues and profitability.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, other third party methods, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition, or we may lose market share.
Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.
We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in U.S. dollars, a significant portion of our auction revenues is generated at auctions held outside the United States, mostly in currencies other than the U.S. dollar. Currency exchange rate changes against the U.S. dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.
Our business could be harmed if we lost the services of one or more key personnel.
The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, and to plan effectively for succession.
Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our online bidding service. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.
Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.
The availability and performance of our internal technology infrastructure, as well as the implementation of an enterprise resource planning system, are critical to our business.
The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We have recently improved these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.
We may incur losses if we are required to make payments to buyers and lienholders because we are unable to deliver clear title on the assets sold at our auctions.
In jurisdictions where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the

46     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

purchase price paid at our auction. If we are unable to deliver clear title, we provide the buyer with a full refund of the purchase price. While we exercise considerable effort to ensure that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments, and aggregate losses from these payments could be material.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.
We do not currently have a fully-implemented business continuity plan, which exposes our business to risks.
We depend on our information and other systems and processes for the continuity and effective operation of our business. We have recently implemented a formal business continuity plan covering most significant aspects of our business that would take effect in the event of a significant interruption to our business, or the loss of key systems as a result of a natural or other disaster. Although we have tested our business continuity plan as part of the implementation, there can be no assurance that it will operate effectively or that our business, results of operations and financial condition will not be materially affected in the event of a significant interruption of our business.
We are in the process of implementing a formal disaster recovery plan, including a data center co-location that went into effect in 2009. However, our disaster recovery plan is not yet complete. If we were subject to a disaster or serious security breach, it could materially damage our business, results of operations and financial condition.
Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.
Certain global conditions may affect our ability to conduct successful auctions.
Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks, that could hinder our ability to conduct our scheduled auctions, or restrict our customers’ travel patterns or their desire to attend auctions. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
è	the size, timing and frequency of our auctions;

è	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

è	the performance of our underwritten business (guarantee and outright purchase contracts);

è	general economic conditions in our markets; and

è	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.
We may not continue to pay regular cash dividends.
We declared and paid total quarterly cash dividends of $0.38 per outstanding common share in 2009. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.
The impact of the adoption of International Financial Reporting Standards IFRS in 2011 is uncertain.
We, as a publicly accountable Canadian enterprise, are required by the Canadian Accounting Standards Board to adopt IFRS beginning January 2011. We have not yet determined the full impact of the adoption of IFRS on our consolidated financial statements.

2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS     47

Auditors’ Report
To the Shareholders of Ritchie Bros. Auctioneers Incorporated
We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations, shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants
Vancouver, Canada
February 26, 2010
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Ritchie Bros. Auctioneers Incorporated
We have audited Ritchie Bros. Auctioneers Incorporated (the “Company”)’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the section entitled Internal Controls over Financial Reporting included in Management’s Discussion and Analysis. Our responsibility is to express an opinion the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the years ended December 31, 2009 and 2008, we also have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Vancouver, Canada
February 26, 2010

48     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31,	2009	2008	2007

Auction revenues	$377,211	$354,818	$311,906
Direct expenses	49,890	49,750	46,481

	327,321	305,068	265,425

Expenses:
Depreciation and amortization	31,761	24,764	19,417
General and administrative	168,312	164,556	144,816

	200,073	189,320	164,233

Earnings from operations	127,248	115,748	101,192

Other income (expense):
Interest expense	(544)	(859)	(1,206)
Interest income	2,400	4,994	7,393
Foreign exchange gain (loss)	(1,085)	11,656	2,802
Gain on disposition of capital assets	647	6,370	243
Other	2,857	1,375	1,471

	4,275	23,536	10,703

Earnings before income taxes	131,523	139,284	111,895

Income tax expense (recovery) (note 10):
Current	35,230	39,101	33,797
Future	2,841	(1,217)	2,115

	38,071	37,884	35,912

Net earnings	$93,452	$101,400	$75,983

Net earnings per share (note 8(e)):
Basic	$0.89	$0.97	$0.73
Diluted	0.88	0.96	0.72

Weighted average number of shares outstanding	105,141,368	104,713,375	104,266,113

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

Beverley A. Briscoe	Peter J. Blake
Director	Director and Chief Executive Officer

2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS     49

Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31,	2009	2008

Assets
Current assets:
Cash and cash equivalents	$122,596	$107,275
Accounts receivable	51,963	60,375
Inventory	6,640	9,711
Advances against auction contracts	4,574	285
Prepaid expenses and deposits	8,131	12,088
Other assets	265	752
Income taxes receivable	3,824	2,674
Future income tax asset (note 10)	714	780

	198,707	193,940

Capital assets (note 4)	597,945	453,642
Other assets (note 5)	14,472	1,164
Goodwill	45,593	40,233
Future income tax asset (note 10)	1,104	509

	$857,821	$689,488

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$74,726	$62,717
Accounts payable and accrued liabilities	88,402	84,114
Short-term debt (note 6)	5,069	—

	168,197	146,831

Long-term debt (note 7)	130,394	67,411
Other liabilities	1,254	60
Future income tax liability (note 10)	13,565	10,024

	313,410	224,326

Shareholders’ equity:
Share capital (note 8)	99,980	94,366
Additional paid-in capital	16,146	14,355
Retained earnings	411,326	357,845
Accumulated other comprehensive income (loss)	16,959	(1,404)

	544,411	465,162

	$857,821	$689,488

Commitments and contingencies (note 11)
See accompanying notes to consolidated financial statements.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)

				Accumulated
		Additional		other	Total
	Share	paid-in	Retained	comprehensive	shareholders’
	capital	capital	earnings	income (loss)	equity

Balance, December 31, 2006	$85,910	$10,459	$247,349	$24,919	$368,637
Exercise of stock options	4,313	(688)	—	—	3,625
Stock compensation tax adjustment	—	722	—	—	722
Stock compensation expense	—	1,978	—	—	1,978
Net earnings	—	—	75,983	—	75,983
Cash dividends paid	—	—	(31,286)	—	(31,286)
Foreign currency translation adjustment	—	—	—	15,457	15,457

Balance, December 31, 2007	90,223	12,471	292,046	40,376	435,116
Exercise of stock options	4,143	(625)	—	—	3,518
Stock compensation tax adjustment	—	198	—	—	198
Stock compensation expense	—	2,311	—	—	2,311
Net earnings	—	—	101,400	—	101,400
Cash dividends paid	—	—	(35,601)	—	(35,601)
Foreign currency translation adjustment	—	—	—	(26,896)	(26,896)
Reclassification to net earnings of foreign currency translation gains	—	—	—	(14,884)	(14,884)

Balance, December 31, 2008	94,366	14,355	357,845	(1,404)	465,162
Exercise of stock options	5,614	(917)	—	—	4,697
Stock compensation tax adjustment	—	600	—	—	600
Stock compensation expense	—	2,108	—	—	2,108
Net earnings	—	—	93,452	—	93,452
Cash dividends paid	—	—	(39,971)	—	(39,971)
Foreign currency translation adjustment	—	—	—	18,363	18,363

Balance, December 31, 2009	$99,980	$16,146	$411,326	$16,959	$544,411

See accompanying notes to consolidated financial statements.

50     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

Consolidated Statements of Comprehensive Income
(Expressed in thousands of United States dollars)

Years ended December 31,	2009	2008	2007

Net earnings	$93,452	$101,400	$75,983
Other comprehensive income (loss):
Foreign currency translation adjustment	18,363	(26,896)	15,457
Reclassification to net earnings of foreign currency translation gains	—	(14,884)	—

Comprehensive income	$111,815	$59,620	$91,440

See accompanying notes to consolidated financial statements.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31,	2009	2008	2007

Cash provided by (used in):

Operating activities:
Net earnings	$93,452	$101,400	$75,983
Items not involving cash:
Depreciation and amortization	31,761	24,764	19,417
Stock compensation expense	2,108	2,311	1,978
Future income taxes (recoveries)	2,841	(1,217)	2,115
Foreign exchange loss (gain)	1,085	(11,656)	(2,802)
Net gain on disposition of capital assets	(647)	(6,370)	(243)
Changes in non-cash working capital:
Accounts receivable	15,646	(6,770)	(22,198)
Inventory	3,856	(4,758)	244
Advances against auction contracts	(3,688)	100	847
Prepaid expenses and deposits	1,026	(6,987)	153
Income taxes receivable	(810)	3,420	1,717
Income taxes payable	—	—	(3,880)
Auction proceeds payable	(7,966)	8,355	3,138
Accounts payable and accrued liabilities	(112)	(9,704)	26,922
Other	(97)	(2,200)	(2,122)

	138,455	90,688	101,269

Investing activities:
Acquisition of business	(3,803)	—	(597)
Capital asset additions	(157,416)	(145,024)	(113,219)
Proceeds on disposition of capital assets	4,201	33,813	8,455
Decrease (increase) in other assets	(7,638)	1,000	(364)

	(164,656)	(110,211)	(105,725)

Financing activities:
Issuance of share capital	4,697	3,518	3,625
Dividends on common shares	(39,971)	(35,601)	(31,286)
Issuance of short-term debt	6,241	37,077	33,415
Repayment of short-term debt	(1,058)	(36,459)	(33,908)
Issuance of long-term debt	66,408	25,566	—
Repayment of long-term debt	(14,999)	(238)	(251)
Other	1,596	(57)	640

	22,914	(6,194)	(27,765)

Effect of changes in foreign currency rates on cash and cash equivalents	18,608	(17,323)	10,515

Increase (decrease) in cash and cash equivalents	15,321	(43,040)	(21,706)
Cash and cash equivalents, beginning of year	107,275	150,315	172,021

Cash and cash equivalents, end of year	$122,596	$107,275	$150,315

Supplemental information:
Interest paid	$5,593	$3,476	$3,078
Income taxes paid	35,569	34,629	36,089

See accompanying notes to consolidated financial statements.
2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS      51

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2009, 2008 and 2007
1.	Significant accounting policies:
(a)	Basis of presentation:

These consolidated financial statements present the financial position, results of operations, comprehensive income, changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”), a company amalgamated in December 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). As disclosed in note 14, Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States.

(b)	Cash and cash equivalents:

Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(c)	Inventory:

Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(d)	Capital assets:

All capital assets are stated at cost and include capitalized interest on assets under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset	Basis	Rate/term

Improvements	declining balance	10%
Buildings	straight-line	30 years
Yard equipment	declining balance	20—30%
Computer software	straight-line	3—5 years
Automotive equipment	declining balance	30%
Office equipment	declining balance	20%
Computer equipment	straight-line	3 years
Leasehold improvements	straight-line	Terms of leases
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when undiscounted estimated future cash flows resulting from the use of the asset and its eventual disposition are less than the asset’s carrying amount.

Legal obligations to retire tangible long-lived assets and assets under operating leases are recorded at the fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made, with a corresponding increase in asset value. The liability is accreted to face value over the life of the asset. The Company does not have any significant asset retirement obligations.

(e)	Goodwill:

Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

(f)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, internet and proxy purchase fees, administrative and documentation fees on the sale of certain lots, and auction advertising fees. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission typically includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 11(b)).

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(g)	Income taxes:

Income taxes are accounted for using the asset and liability method, whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in earnings in the period in which the new tax rate is substantively enacted. Future tax benefits, such as non-capital loss carry forwards, are recognized to the extent that realization of such benefits is considered more likely than not.
52      2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2009, 2008 and 2007
1.	Significant accounting policies (continued):
(h)	Foreign currency translation:

The Company’s reporting currency is the United States dollar. The functional currency for each of the Company’s operations is usually the currency of the country of residency; in some cases it is the United States dollar. Each of the Company’s foreign operations is considered to be self-sustaining. Accordingly, the financial statements of the Company’s operations that are not denominated in United States dollars have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of earnings. Any gains or losses from the translation of asset and liability amounts have been included in accumulated other comprehensive income, which is included as a separate component of shareholders’ equity. Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction.

(i)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, the valuation of consignors’ equipment and other assets subject to guarantee contracts, and the estimation of the utilization of future income tax asset balances. Actual results could differ from such estimates and assumptions.

(j)	Financial instruments:

The Company classifies its cash and cash equivalents as held-for-trading, which is measured at fair value with changes in fair value being recognized in net earnings. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, auction proceeds payable, and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Transaction costs are offset against the outstanding principal of the related debts and are amortized using the effective interest rate method.

All derivative instruments, including embedded derivatives, are recorded in the financial statements at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income unless cash flow hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive income.

(k)	Net earnings per share:

Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by the treasury stock method (note 8(e)).

(l)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 8(c) and (d). The Company uses the fair value based method to account for employee stock-based compensation. Under the fair value based method, compensation cost attributable to options granted to employees is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the vesting period of the underlying option. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

(m)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.
2.	Changes in accounting policies:

On January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 Goodwill and Intangible Assets, the revisions to Section 3855 Financial Instruments – Recognition and Measurement and Section 3862 Financial Instrument – Disclosures and the Emerging Issues Committee (EIC) Abstract 173 Credit risk and the Fair Value of Financial Assets and Financial Liabilities. Section 3064 establishes new standards for the recognition and measurement of intangible assets, but accounting for goodwill is unchanged. Revisions to Sections 3855 and 3862 were to enhance the disclosure requirements for publicly accountable enterprises. The adoption of Section 3064 and EIC 173 did not have an impact the Company’s presentation of consolidated financial statements.
3.	Future changes in accounting policies:

In February 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for all publicly accountable Canadian enterprises. The Company will be required to report its financial results in accordance with IFRS effective January 1, 2011.

In January 2009, the CICA issued Handbook Section 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests, which replace Sections 1581 Business Combinations and 1600 Consolidated Financial Statements. These new standards are harmonized with IFRS. These new standards will become effective in 2011; early adoption is permitted.
2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS      53

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2009, 2008 and 2007
4.	Capital assets:

		Accumulated	Net book
2009	Cost	depreciation	value

Land and improvements	$294,134	$19,684	$274,450
Buildings	232,160	40,882	191,278
Land and buildings under development	57,367	—	57,367
Yard equipment	28,945	13,533	15,412
Computer software and equipment under development	14,084	—	14,084
Computer software	29,477	15,749	13,728
Automotive equipment	20,124	8,223	11,901
Office equipment	17,275	6,998	10,277
Computer equipment	14,707	7,104	7,603
Leasehold improvements	4,396	2,551	1,845

	$712,669	$114,724	$597,945

		Accumulated	Net book
2008	Cost	depreciation	value

Land and improvements	$173,901	$13,649	$160,252
Buildings	163,044	35,153	127,891
Land and buildings under development	112,807	—	112,807
Yard equipment	21,831	10,424	11,407
Computer software and equipment under development	7,873	—	7,873
Computer software	19,089	8,000	11,089
Automotive equipment	17,811	6,868	10,943
Office equipment	11,138	5,519	5,619
Computer equipment	9,881	5,418	4,463
Leasehold improvements	3,436	2,138	1,298

	$540,811	$87,169	$453,642

During the year, interest of $5,092,000 (2008 – $2,431,000; 2007 – $1,651,000) was capitalized to the cost of assets under development.

5.	Other non-current assets:

	December 31, 2009	December 31, 2008

Note receivable	$5,131	$—
Assets held for sale	3,675	1,031
Long-term prepaids	2,946	133
Other receivables	2,720	—

	$14,472	$1,164

The note receivable is secured by a property the Company is leasing and a neighbouring property. The note is repayable in monthly installments of principal plus interest, with final payment due in 2013.
6.	Short-term debt:

Short-term debt at December 31, 2009 consisted of draws on the Company’s revolving credit facilities with a weighted average interest rate of 1.472% per annum.
54       2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2009, 2008 and 2007
7.	Long-term debt:

	2009	2008

Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%,due in quarterly installments of interest only, with full amount of the principal due in 2016.	$56,889	$—

Term loan, unsecured, bearing interest at 5.610%, due in quarterly installments of interest only, with the full amount of the principal due in 2011.	29,966	29,933

Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.65% and 1.00%, due in monthly installments of interest only. The revolving credit facility is available until January 2014. As at December 31, 2009, the effective rate of interest on this loan, including the margin, was 1.096%.	29,282	25,220

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010, which the Company intends to refinance on a long-term basis by drawing on its available credit facilities.	14,257	12,258

	$130,394	$67,411

As at December 31, 2009, principal repayments for the remaining period to the contractual maturity dates are as follows:

2010	$14,268
2011	30,000
2012	—
2013	—
2014	29,487
2015	—
2016	57,072

$130,827

The following credit facilities are available to the Company:

	December 31, 2009	December 31, 2008

Committed revolving credit facilities:
Total unused	$180,513	$189,524
Expires January 2014	165,513	169,524
Uncommitted credit facilities:
Total unused	$280,426	$322,792
Expires November 2011	192,928	250,000

8.	Share capital:
(a)	Authorized:

Unlimited number of common shares, without par value.
Unlimited number of senior preferred shares, without par value, issuable in series.
Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued:

No preferred shares have been issued. Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2006	104,019,300
Issued for cash, pursuant to stock options exercised	419,250

Issued and outstanding, December 31, 2007	104,438,550
Issued for cash, pursuant to stock options exercised	449,170

Issued and outstanding, December 31, 2008	104,887,720
Issued for cash, pursuant to stock options exercised	490,900

Issued and outstanding, December 31, 2009	105,378,620

The Company’s common shares were subdivided on a three-for-one basis effective April 24, 2008. Shareholders of record at the close of business on April 24, 2008 received two additional common shares for each common share held at that date. The stock split effectively tripled the number of common shares and stock options outstanding on that date. All share, stock option and per share information in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.
2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS      55

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2009, 2008 and 2007
8.	Share capital: (continued):
(c)	Stock option plan:

The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company’s common shares at the grant date, with various vesting periods and a term not exceeding 10 years. In 2007, the Company’s stock option plan was amended and restated, and an additional 5,059,404 common shares were authorized for stock option grants. At December 31, 2009, there were 5,950,193 (2008 – 6,890,046; 2007 – 7,338,456) shares authorized and available for grants of options under the stock option plan.

Stock option activity for 2009, 2008 and 2007 is presented below:

	Common shares	Weighted average
	under option	exercise price

Outstanding, December 31, 2006	2,413,044	$9.31

Granted	489,300	18.67
Exercised	(419,250)	8.65
Cancelled	(8,700)	18.67

Outstanding, December 31, 2007	2,474,394	11.24

Granted	460,710	24.35
Exercised	(449,170)	7.83
Cancelled	(12,300)	24.39

Outstanding, December 31, 2008	2,473,634	14.23

Granted	942,053	14.61
Exercised	(490,900)	9.57
Cancelled	(2,200)	24.39

Outstanding, December 31, 2009	2,922,587	$15.13

Exercisable, December 31, 2009	1,968,634	$15.37

The options outstanding at December 31, 2009 expire on dates ranging to September 9, 2019.

The following is a summary of stock options outstanding and exercisable at December 31, 2009:

		Options Outstanding		Options Exercisable
Range of		Weighted average	Weighted average	Number	Weighted average
exercise prices	Number outstanding	remaining life (years)	exercise price	exercisable	exercise price

$3.89 - $4.35	98,800	2.0	$4.28	98,800	$4.28
$4.44 - $5.18	178,724	3.0	5.15	178,724	5.15
$8.82 - $10.80	377,200	4.6	9.76	377,200	9.76
$14.23 - $14.70	1,392,400	8.1	14.55	453,000	14.67
$18.67	422,700	7.2	18.67	422,700	18.67
$24.39 - $25.76	452,763	8.2	24.41	438,210	24.41

	2,922,587			1,968,634

(d)	Stock-based compensation:

The Company uses the fair value based method to account for employee stock-based compensation awards. During 2009, the Company recognized compensation cost of $2,108,000 (2008 – $2,311,000; 2007 – $1,978,000) in respect of options granted under its stock option plan.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2009	2008	2007

Risk free interest rate	2.5%	2.7%	4.5%
Dividend yield	2.47%	1.31%	1.50%
Expected lives of options	5 years	5 years	5 years
Volatility	31.8%	23.0%	21.8%

The weighted average grant date fair value of options granted during the year ended December 31, 2009 was $3.77 per option (2008 – $5.29; 2007 – $4.43). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.
56     2009 ANNUAL REPORT  |   RITCHIE BROS. AUCTIONEERS

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2009, 2008 and 2007
8.	Share capital: (continued):
(e)	Net earnings per share:

Year ended December 31, 2009	Net earnings	Shares	Per share amount

Basic net earnings per share	$93,452	105,141,368	$0.89
Effect of dilutive securities:
Stock options	—	632,438	(0.01)

Diluted net earnings per share	$93,452	105,773,806	$0.88

Year ended December 31, 2008	Net earnings	Shares	Per share amount

Basic net earnings per share	$101,400	104,713,375	$0.97
Effect of dilutive securities:
Stock options	—	1,060,569	(0.01)

Diluted net earnings per share	$101,400	105,773,944	$0.96

Year ended December 31, 2007	Net earnings	Shares	Per share amount

Basic net earnings per share	$75,983	104,266,113	$0.73
Effect of dilutive securities:
Stock options	—	996,183	(0.01)

Diluted net earnings per share	$75,983	105,262,296	$0.72

For the year ended December 31, 2009, stock options to purchase 452,763 common shares (2008 –443,310; 2007 – nil) were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive.
9.	Segmented information:

The Company’s principal business activity is the sale of consignment and self-owned equipment and other assets at auctions. This business represents a single reportable segment.

The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

	United States	Canada	Europe	Other	Combined

Year ended December 31, 2009:
Auction revenues	$202,415	$90,148	$57,714	$26,934	$377,211
Capital assets and goodwill	298,625	176,906	105,360	62,647	643,538
Year ended December 31, 2008:
Auction revenues	$191,459	$75,683	$54,635	$33,041	$354,818
Capital assets and goodwill	280,417	112,799	58,167	42,492	493,875
Year ended December 31, 2007:
Auction revenues	$173,983	$71,271	$38,771	$27,881	$311,906
Capital assets and goodwill	244,528	118,493	53,405	16,230	432,656

10.	Income taxes:

Income tax expense differs from that determined by applying the United States statutory tax rates to the Company’s results of operations as follows:

	2009	2008	2007

Statutory federal and state tax rate in the United States	38.5%	38.5%	40.0%

Expected income tax expense	$50,636	$53,624	$44,758
Differences:
Earnings taxed in foreign jurisdictions	(12,958)	(12,846)	(10,199)
Settlement of intercompany loan	—	(3,612)	—
Non-deductible expenses	1,976	1,793	1,368
Foreign exchange gains and losses	—	—	(657)
Change in valuation allowance	901	756	1,009
Other	(2,484)	(1,831)	(367)

Actual income tax expense	$38,071	$37,884	$35,912

2009 ANNUAL REPORT  |   RITCHIE BROS. AUCTIONEERS      57

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2009, 2008 and 2007
10. Income taxes (continued):
     Temporary differences that give rise to future income taxes are as follows:

	2009	2008

Future income tax asset:
Working capital	$1,227	$793
Capital assets	—	360
Stock-based compensation	1,336	1,061
Unused tax losses	5,946	3,991
Other	942	1,749

	9,451	7,954
Valuation allowance	(2,921)	(1,933)

Total future income tax asset	6,530	6,021
Current future income tax asset	1,227	793

Non-current future income tax asset	5,303	5,228

Future income tax liability:
Capital assets	(6,684)	(2,933)
Goodwill	(8,224)	(7,089)
Other	(3,369)	(4,734)

Total future income tax liability	(18,277)	(14,756)
Current future income tax liability	—	—

Non-current future income tax liability	(18,277)	(14,756)

Net future income taxes	$(11,747)	$(8,735)

Presented on balance sheet as:
Future income tax asset — current	$714	$780
Future income tax asset — non-current	1,104	509
Future income tax liability — non-current	(13,565)	(10,024)

	$(11,747)	$(8,735)

As at December 31, 2009, the Company has net operating and capital loss carryforwards of approximately $25,289,000 available to reduce future taxable income, of which $6,944,000 expire through 2029, and $18,345,000 remain indefinitely. The Company has recorded a valuation allowance against $13,484,000 of these losses.
11. Commitments and contingencies:
(a)	Operating leases:

The Company is party to certain operating leases relating to auction sites and offices located in Canada, the United States, the Netherlands, Spain, Germany, the United Arab Emirates, Mexico, Panama, Japan, India, and China.

The future minimum lease payments as at December 31, 2009 are approximately as follows:

2010	$9,952
2011	9,579
2012	8,546
2013	7,670
2014	7,423
Thereafter	116,681
Total rent expenses in respect of these leases for the year ended December 31, 2009 was $6,211,000 (2008 - $3,449,000; 2007 - $2,131,000).

(b)	Contingencies:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s financial position or results of operations.

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At December 31, 2009, outstanding guarantees under contract for industrial equipment to be sold prior to the end of the second quarter of 2010 totaled $13,553,000 (2008 - $5,829,000 sold prior to the end of the first quarter of 2009). The Company also had guarantees under contract totaling $8,070,000 relating to agricultural auctions to be held prior to the end of the third quarter of 2010 (2008 - $12,094,000 to be sold prior to the end of the second quarter of 2009). All amounts are undiscounted and do not reflect estimated proceeds from sale at auction. No liability has been recorded with respect to these guarantee contracts.
58     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2009, 2008 and 2007
12. Capital risk management:
The Company’s objectives when managing its capital are to maintain a financial position suitable for providing financial capacity and flexibility to meet its growth strategies, to provide an adequate return to shareholders, and to return excess cash through the payment of dividends. The Company’s invested capital is defined as the sum of shareholders’ equity and long-term debt.
The Company executes a planning and budgeting process to determine the funds required to ensure the Company has appropriate liquidity to meets its operating and growth objectives. The Company ensures that there are sufficient credit facilities to meet its current and future business requirements, taking into account its anticipated cash flows from operations and its holding of cash and cash equivalents.
The Company complies with covenant criteria established by its lenders. These include tangible net worth and leverage ratio measurements. As at December 31, 2009 and 2008, the Company is in compliance with these covenants.
The Company is not subject to any statutory capital requirements, and has not made any changes with respect to its overall capital management strategy during the year ended December 31, 2009.
13. Financial instruments:
(a)	Fair value:

Carrying amounts of certain of the Company’s financial instruments, including accounts receivable, auction proceeds payable, accounts payable and accrued liabilities, and short-term debt approximate their fair values due to their short terms to maturity. Based on lending rates currently available to the issuer of the note receivable for notes with similar terms, the carrying amount of its note receivable approximates fair value as at December 31, 2009. The other non-current receivables carrying values approximate fair value. Based on borrowing rates currently available to the Company for loans with similar terms, the fair value of its long-term debt as at December 31, 2009 was approximately $138,429,000 (2008 — $69,756,000). The other non-current liability is a payable whose carrying value approximates fair value.

(b)	Financial risk management:

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Board of Directors has overall responsibility for the oversight of the Company’s risk management.

Foreign exchange risk

The Company operates internationally and is exposed to currency risk, primarily relating to the Canadian and U.S. dollars, and the Euro, arising from sales, purchases and loans that are denominated in currencies other than the respective functional currencies of the Company’s international operations. The Company also has various investments in non-U.S. dollar self-sustaining operations. Upon translation of those operations’ net assets into U.S. dollars, the Company is exposed to foreign exchange risk. The Company has elected not to actively manage this exposure at this time. Refer to further discussion in the section entitled Quantitative and Qualitative Disclosure about Market Risk contained in the Company’s Management Discussion and Analysis.

For the year ended December 31, 2009, the currently quantifiable effect, with other variables unchanged, of a 1% strengthening (weakening) of the U.S. dollar against the Canadian dollar and Euro on the Company’s financial statements is as follows:
è	decrease (increase) net earnings by approximately $380,000 due to the translation of the foreign operations’ statements of operations into the Company’s reporting currency, the U.S. dollar;

è	decrease (increase) net earnings by approximately $180,000 due to the revaluation of significant foreign currency denominated monetary items; and

è	decrease (increase) other comprehensive income by approximately $1,800,000.
Interest rate risk
The Company’s interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents and floating rate debt. Cash and cash equivalents earn interest based on market interest rates. As at December 31, 2009, the Company is not exposed to significant interest rate risk on its cash and cash equivalents.
The Company’s interest rate management policy is generally to borrow at fixed rates. However, floating rate funding has been used if the terms of borrowings are favorable. The Company will consider utilizing derivative instruments such as interest rate swaps to minimize its exposure to interest rate risk. As at December 31, 2009, approximately 22% of the Company’s borrowings are at floating rates of interest. The weighted average interest rate paid by the Company on its outstanding floating rate borrowings during the year was 2.12%.
During 2009, the majority of the Company’s interest was capitalized as it relates to the development of various new auction sites. As a result, changes in interest rates on these borrowings will not materially affect the Company’s net earnings or other comprehensive income until such time as these developments are put into use. For the year ended December 31, 2009, with other variables unchanged, a 100 basis points or 1% increase or decrease in interest rates would have no significant impact on the Company’s financial statements.
Credit risk
Credit risk is the risk of financial loss to the Company arising from the non-performance by counterparties of contractual financial obligations. The Company is not exposed to significant credit risk on accounts receivable because it does not extend credit to buyers at its auctions, and it has a large diversified customer base. In addition, assets purchased at the Company’s auctions are not normally released to the buyers until the Company receives payment in full. The Company’s maximum exposure to credit risk on accounts receivable at the reporting date is the carrying value of its accounts receivable, less those receivables relating to assets that have not been released to the buyers.
The Company’s credit risk exposure on liquid financial assets, being cash and cash equivalents, is limited since it maintains its cash and cash equivalents in a range of large financial institutions around the world.
The Company limited its credit risk on its note receivable by performing credit verification procedures prior to the issuance of the note receivable. In addition, the note receivable is secured by a property the Company is leasing and a neighbouring property, and is monitored on an ongoing basis. To date, the counterparty has not failed to meet its financial obligations to the Company.
2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS      59

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2009, 2008 and 2007
13. Financial instruments (continued):
(b)	Financial risk management (continued):

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent balances, generally by releasing payments to consignors only after receivables from buyers have been collected. The Company also utilizes its established lines of credit (notes 6 and 7) for short-term borrowings on an as-needed basis. The Company continuously monitors and reviews both actual and forecast cash flows to ensure there is sufficient working capital to satisfy its operating requirements.
14. United States generally accepted accounting principles:
The consolidated financial statements are prepared in accordance with Canadian GAAP, which differ, in certain respects, from accounting practices generally accepted in the United States (“US GAAP”) and from requirements promulgated by the Securities and Exchange Commission.
The amounts in the consolidated statements of operations and comprehensive income that differ from those reported under Canadian GAAP are as follows:

	2009	2008	2007

Net earnings under Canadian GAAP	$93,452	$101,400	$75,983
Cumulative translation adjustment on settlement of intercompany loans(a)	—	(14,884)	—

Net earnings under US GAAP	$93,452	$86,516	$75,983

Other comprehensive income (loss) under Canadian GAAP	18,363	(41,780)	15,457
Cumulative translation adjustment(a)	—	14,884	—

Other comprehensive income (loss) under US GAAP	$18,363	$(26,896)	$15,457

Comprehensive income under US GAAP	$111,815	$59,620	$91,440

Net earnings per share in accordance with US GAAP:
Basic	$0.89	$0.83	$0.73
Diluted	$0.88	$0.82	$0.72

The amounts in the consolidated balance sheets that differ from those reported under Canadian GAAP are as follows:

	2009		2008
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Capital assets(b)	$597,945	$597,945	$453,642	$474,720
Accounts payable and accrued liabilities(b)	88,402	88,402	84,114	105,192

Retained earnings(a)	411,326	396,442	357,845	342,961

Accumulated other comprehensive income (loss)(a)	16,959	31,843	(1,404)	13,480

(a)	The Company had a number of outstanding intercompany loan balances where settlement was not planned or anticipated in the foreseeable future, which were considered part of net investments in foreign operations. As such, foreign exchange gains or losses arising from these intercompany loans were reported in the cumulative translation adjustment account. In 2008, a number of the intercompany loans were settled or planned to be settled, which resulted in the reclassification to net earnings of foreign currency translation gains of $14,884,000, net of tax of $139,000. Under US GAAP, the reclassification of the pro rata portion of foreign exchange gains or losses in accumulated other comprehensive income to net earnings only occurs when the reduction in the net investment is the result of a complete sale, or complete or substantially complete liquidation, which has not occurred in this case.

(b)	During 2008, the Company sold its new headquarters building under construction with the intention of leasing the property from the purchaser upon construction completion. Under US GAAP, the Company recorded an asset under construction as prescribed by the Financial Accounting Standards Codification (ASC) 840, Leases, as the Company was deemed the owner of the construction project during the construction period. Reimbursements from the lessor to the Company during the construction period were recorded as accounts payable and accrued liabilities, as construction was expected to be completed within one year. During 2009, construction was completed and a sale-leaseback transaction occurred under US GAAP. The Company is now leasing the headquarters facility from the lessor. Amounts recorded under asset under construction and accounts payable and accrued liabilities were derecognized upon completion of the sale-leaseback transaction.
60     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

Supplemental Quarterly Data
(Unaudited; tabular dollar amounts expressed in thousands of United States dollars, except per share data)

	Gross	Auction	Net		Net Earnings Per Share				Closing
2009	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price

1st quarter	$798,291	$83,675	$19,879	(2)	$0.19	(2)	$0.19	(2)	$18.59
2nd quarter	1,109,331	120,459	38,847		0.37		0.37		23.45
3rd quarter	693,288	75,934	12,892		0.12		0.12		24.54
4th quarter	891,111	97,143	21,834	(2)	0.21	(2)	0.21	(2)	22.43

	$3,492,021	$377,211	$93,452	(2)	$0.89	(2)	$0.88	(2)

	Gross	Auction	Net		Net Earnings Per Share(7)				Closing
2008	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price	(7)

1st quarter	$781,969	$81,394	$16,407	(3)	$0.16	(3)	$0.16	(3)	$27.37
2nd quarter	1,163,546	115,822	45,919	(3)	0.44	(3)	0.43	(3)	27.13
3rd quarter	767,718	75,909	11,934	(3)	0.11	(3)	0.11	(3)	23.36
4th quarter	853,927	81,693	27,140	(3)	0.26	(3)	0.26	(3)	21.42

	$3,567,160	$354,818	$101,400	(3)	$0.97	(3)	$0.96	(3)

	Gross	Auction		Net		Net Earnings Per Share(7)				Closing
2007	Auction Proceeds	Revenues	(1)	Earnings		Basic		Diluted		Stock Price	(7)

1st quarter	$700,368	$68,549		$17,559	(4)	$0.17	(4)	$0.17	(4)	$19.51
2nd quarter	945,256	94,054		26,555	(4)	0.25	(4)	0.25	(4)	20.87
3rd quarter	667,553	67,174		14,903	(4)	0.14	(4)	0.14	(4)	21.70
4th quarter	873,306	82,129		16,966	(4)	0.16	(4)	0.16	(4)	27.57

	$3,186,483	$311,906		$75,983	(4)	$0.73	(4)	$0.72	(4)

	Gross	Auction		Net		Net Earnings Per Share(7)				Closing
2006	Auction Proceeds	Revenues	(1)	Earnings		Basic		Diluted		Stock Price	(7)

1st quarter	$571,528	$55,920		$13,198	(5)	$0.13	(5)	$0.13	(5)	$16.50
2nd quarter	830,493	78,126		24,526	(5)	0.24	(5)	0.23	(5)	17.73
3rd quarter	580,271	54,526		9,704	(5)	0.09	(5)	0.09	(5)	17.87
4th quarter	738,731	69,285		9,790	(5)	0.09	(5)	0.09	(5)	17.85

	$2,721,023	$257,857		$57,218	(5)	$0.55	(5)	$0.55	(5)

	Gross	Auction		Net		Net Earnings Per Share(7)				Closing
2005	Auction Proceeds	Revenues	(1)	Earnings		Basic		Diluted		Stock Price	(7)

1st quarter	$456,260	$48,494		$13,675	(6)	$0.13	(6)	$0.13	(6)	$10.53
2nd quarter	682,711	65,738		21,134	(6)	0.21	(6)	0.20	(6)	12.85
3rd quarter	364,005	37,900		4,568		0.04		0.04		14.66
4th quarter	589,865	59,430		14,203		0.14		0.14		14.08

	$2,092,841	$211,562		$53,580	(6)	$0.52	(6)	$0.51	(6)

(1)	Figures have been reclassified to conform with presentation adopted in 2008.

(2)	Net earnings in the first quarter of 2009 included the impact of foreign exchange on U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of currency fluctuations on this debt in future periods. The foreign exchange impact of this bank debt in the first quarter of 2009 was a $0.8 million gain ($0.7 million after tax). Excluding the impact of this item, net earnings for the first quarter of 2009 would have been $19.2 million ($0.18 per share, basic and diluted).

Additionally, net earnings in the fourth quarter of 2009 included a gain of $1.1 million ($0.7 million after tax) recorded on the sale of excess property. Excluding the impact of this item, net earnings for the fourth quarter of 2009 would have been $21.1 million ($0.20 per share, basic and diluted).

(3)	Net earnings in the first, second, third and fourth quarters of 2008 included the foreign exchange impact of the U.S. dollar denominated bank debt held by a Canadian subsidiary. The foreign exchange impact of this bank debt in the first, second, third and fourth quarters of 2008 was a $1.0 million ($0.8 million after tax) loss, $0.2 million ($0.2 million after tax) gain, $1.3 million ($1.1 million after tax) loss, and $3.8 million ($3.2 million after tax) loss, respectively.

In addition, net earnings in the first, second and fourth quarters of 2008 included the reclassification of foreign currency translation gains relating to the settlement of foreign currency denominated intercompany loans. The foreign exchange impact of this reclassification in the first, second and fourth quarters of 2008 was $2.1 million ($2.0 million after tax), $0.7 million ($0.5 million after tax) and $12.3 million ($11.1 million after tax), respectively.

Finally, net earnings in the second quarter of 2008 included a gain of $8.3 million ($7.3 million after tax) recorded on the sale of excess property.

Excluding the impact of all items above, net earnings for the first, second, third and fourth quarters of 2008 would have been $15.3 million ($0.15 per basic share and $0.14 per diluted share), $37.9 million ($0.36 per share, basic and diluted), $13.0 million ($0.12 per share, basic and diluted) and $19.2 million ($0.18 per share, basic and diluted), respectively. Net earnings for the full year 2008 would have been $85.5 million ($0.82 per basic share and $0.81 per diluted share).

(4)	Net earnings in 2007 included the foreign exchange impact of the U.S. dollar denominated bank debt held by a Canadian subsidiary. The foreign exchange impact of this bank debt in the first, second, third and fourth quarters of 2007 was a gain of $0.3 million ($0.3 million after tax), $2.4 million ($2.1 million after tax), $2.0 million ($1.7 million after tax) and less than $0.1 million (less than $0.1 million after tax), respectively. Excluding the impact of these items, net earnings for the first, second, third and fourth quarters of 2007 would have been $17.3 million ($0.17 per basic share and $0.16 per diluted share), $24.5 million ($0.23 per share, basic and diluted), $13.2 million ($0.13 per basic share and $0.12 per diluted share) and $16.9 million ($0.16 per share, basic and diluted), respectively. Net earnings for the full year 2007 would have been $71.9 million ($0.69 per basic share and $0.68 per diluted share).

(5)	Net earnings in 2006 included the foreign exchange impact of the U.S. dollar denominated bank debt held by a Canadian subsidiary. The foreign exchange impact of this bank debt in the first, second, third and fourth quarters of 2006 was a $0.1 million ($0.1 million after tax) loss, $1.4 million ($1.2 million after tax) gain, less than $0.1 million (less than $0.1 million after tax) loss, and $1.3 million ($1.1 million after tax) loss, respectively.

In addition, net earnings in the second and fourth quarters of 2006 included a gain of $1.8 million ($1.1 million after tax) recorded on the sale of excess property and a write-down of $0.2 million ($0.1 million after tax) on land held for resale, respectively.

Excluding the impact of all items above, net earnings for the first, second, third and fourth quarters of 2006 would have been $13.3 million ($0.13 per share, basic and diluted), $22.2 million ($0.21 per share, basic and diluted), $9.7 million ($0.09 per share, basic and diluted) and $11.0 million ($0.11 per share, basic and diluted), respectively. Net earnings for the full year 2006 would have been $56.3 million ($0.54 per share, basic and diluted).

(6)	Net earnings in the first and second quarters of 2005 include gains of $5.5 million ($3.3 million after tax) and $0.9 million ($0.8 million after tax), respectively, recorded on the sale of excess properties. Excluding the impact of these gains, net earnings for the first and second quarters of 2005 would have been $10.4 million ($0.10 per share, basic and diluted) and $20.4 million ($0.20 per share, basic and diluted), respectively. Net earnings for the full year in 2005 would have been $49.5 million ($0.48 per share, basic and diluted).

(7)	The Company’s common shares split on a three-for one basis on April 24, 2008. All per share amounts in this table have been adjusted on a retroactive basis for the stock split. As well, the closing stock prices presented in this table have been adjusted for ease of comparison.
2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS      61

Selected Financial and Operating Data
(Tabular dollar amounts expressed in thousands of United States dollars, except per share and operating data)

Years ended December 31,	2009	2008	2007	2006	2005

Gross auction proceeds (unaudited)	$3,492,021	$3,567,160	$3,186,483	$2,721,023	$2,092,841

Statement of operations data:
Auction revenues(1)	$377,211	$354,818	$311,906	$257,857	$211,562
Direct expenses(1)	(49,890)	(49,750)	(46,481)	(40,457)	(29,551)

	327,321	305,068	265,425	217,400	182,011

Depreciation and amortization	(31,761)	(24,764)	(19,417)	(15,017)	(13,172)
General and administrative(1)	(168,312)	(164,556)	(144,816)	(117,714)	(93,806)

Earnings from operations	127,248	115,748	101,192	84,669	75,033

Interest expense	(544)	(859)	(1,206)	(1,172)	(2,224)
Interest income(1)	2,400	4,994	7,393	6,664	3,587
Foreign exchange gain (loss)(1)(2)	(1,085)	11,656	2,802	(451)	(864)
Gain (loss) on disposition of capital assets(3)	647	6,370	243	1,277	6,565
Other income (loss)	2,857	1,375	1,471	1,079	417

Earnings before income taxes	131,523	139,284	111,895	92,066	82,514
Income taxes	(38,071)	(37,884)	(35,912)	(34,848)	(28,934)

Net earnings(2)(3)	$93,452	$101,400	$75,983	$57,218	$53,580

Net earnings per share-diluted(4)	$0.88	$0.96	$0.72	$0.55	$0.51

Balance sheet data (end of year):
Working capital (including cash)	$30,510	$47,109	$58,207	$94,369	$84,108
Total assets	857,821	689,488	672,887	554,227	496,396
Long-term debt	130,394	67,411	44,844	43,081	43,322
Total shareholders’ equity	544,411	465,162	435,116	368,637	325,183

Selected operating data (unaudited):
Auction revenues as percentage of gross auction proceeds	10.80%	9.95%	9.79%	9.48%	10.11%
Number of consignors at industrial auctions	37,041	36,595	34,931	32,075	27,912
Number of bidders at industrial auctions	335,900	277,560	254,259	241,132	213,896
Number of buyers at industrial auctions	97,833	84,005	80,340	73,967	62,832
Number of permanent auction sites (end of year)	32	30	28	26	23

(1)	Figures have been reclassified to conform with presentation adopted in 2008.

(2)	Net earnings for year ended December 31, 2009 included the impact of foreign exchange on U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of currency fluctuations on this debt in future periods. The foreign exchange impact of this bank debt in the first quarter of 2009 was a $0.8 million gain ($0.7 million, or less than $0.01 per diluted share, after tax). The equivalent amount in 2008, 2007 and 2006 was a foreign exchange loss of $5.8 million ($5.0 million after tax, or $0.05 per diluted share), a foreign exchange gain of $4.8 million ($4.1 million after tax, or $0.04 per diluted share), and a foreign exchange loss of less than $0.1 million (less than $0.1 million after tax, or less than $0.1 per diluted share), respectively. Net earnings for the year ended December 31, 2008 also included the reclassification of $15.0 million ($13.6 million after tax, or $0.13 per diluted share) of foreign currency translation gains relating to the settlement of foreign currency denominated intercompany loans.

The Company does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods.

(3)	Net earnings for 2009, 2008, 2006 and 2005 included net gains on sales of excess properties of $1.1 million ($0.7 million after tax, or $0.01 per diluted share), $8.3 million ($7.3 million after tax, or $0.07 per diluted share), $1.6 million ($1.0 million after tax, $0.01 per diluted share) and $6.4 million ($4.1 million after tax, or $0.03 per diluted share), respectively.

(4)	Share and per share amounts have been adjusted on a retroactive basis to reflect the three-for-one stock split that occurred on April 24, 2008.
62     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

Shareholder Information
Address
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, BC
Canada, V5J 0C6

Telephone:	778.331.5500
Canada (toll-free):	1.800.663.1739
USA (toll-free):	1.800.663.8457
Facsimile:	778.331.5501
Web site:	www.rbauction.com
Board of Directors

Robert W. Murdoch	Chairman
Peter J. Blake	Director & Chief Executive Officer
Beverley A. Briscoe	Director
Eric Patel	Director
Edward B. Pitoniak	Director
Christopher Zimmerman	Director
James M. Micali	Director
Shareholders wishing to speak to the Chairman should call 778.331.5500 or send an email to leaddirector@rbauction.com.
Management Advisory Committee

Peter J. Blake	Chief Executive Officer
Richard J. Aldersley	Divisional Manager — US South West
Robert S. Armstrong	Chief Operating Officer
Bradley M. Bass	Senior Valuation Analyst — Europe
Jeremy M.T. Black	VP — Business Development; Corporate Secretary
Robert G. Blackadar	Divisional Manager — National & Major Accounts
Joseph P. Boyle	VP — North East USA
Stephen H. Branch	VP — Marketing
Brian A. Butzelaar	VP — Northern Europe
R. Gary Caufield	Senior Director — Legal Affairs
William A. Cooksley	VP — Information Technology
Scott L. Forke	VP — Agriculture Division, USA
Brian L Glenn	Divisional Manager — Western Canada
Curtis C. Hinkelman	Senior VP — Eastern USA
David W. Hobbs	VP — South Central USA
Michael D. Johnston	Divisional Manager — US Central West
Robert K. Mackay	President
Warwick N. Mackrell	VP — Australia & Asia
Robert A. McLeod	Chief Financial Officer
David D. Nicholson	Senior VP — Central USA, Mexico & South America
Victor E. Pospiech	Senior VP — Administration & Human Resources
Jeroen L.J. Rijk	VP — Southern Europe
Gary L. Seybold	Divisional Manager — US South East
J. Dean Siddle	VP — Senior Valuation Analyst
Steven C. Simpson	Senior VP — Western USA
Kevin R. Tink	Senior VP — Canada & Agriculture
Robert G. Thompson	Senior Director — Properties
Guylain Turgeon	Senior VP — Managing Director Europe, Middle East & Asia
Simon A. Wallan	VP — Agriculture
Karl W. Werner	VP — Auction Operations
Robert K. Whitsit	Senior VP
Investor Relations
Securities analysts, portfolio managers, investors and representatives of financial institutions seeking financial and operating information may contact:
Investor Relations Department
Ritchie Bros. Auctioneers
9500 Glenlyon Parkway
Burnaby, BC
Canada, V5J 0C6

Telephone:	778.331.5500
Canada (toll-free):	1.800.663.1739
USA (toll-free):	1.800.663.8457
Facsimile:	778.331.4628
Email:	ir@rbauction.com
Copies of the Company’s filings with the U.S. Securities & Exchange Commission and with Canadian securities commissions are available to shareholders and other interested parties on request or can be accessed directly on the internet at www.rbauction.com.
Annual Meeting
The annual and special meeting of the Company’s shareholders will be held at 11am on Thursday April 29, 2009 at the Company’s head office located at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6.
Stock Exchanges
Ritchie Bros. Auctioneers Incorporated is listed on the New York Stock Exchange and the Toronto Stock Exchange and on both exchanges, trades under the symbol “RBA”.
Transfer Agent
Communications concerning transfer requirements, address changes and lost certificates should be directed to:
Computershare Trust Company of Canada
510 Burrard Street
2nd Floor
Vancouver, British Columbia
Canada, V6C 3B9

Telephone:	604.661.0226
Canada and USA (toll-free):	1.800.564.6253
Facsimile:	604.661.9401
Facsimile (toll-free):	1.800.249.7775
Email:	jenny.karim@computershare.com
Self-service:	www.computershare.com
Co-agent in the United States:
Computershare Trust Company of New York
New York, NY
Auditors
KPMG LLP
Vancouver, Canada
Dividends
All dividends paid by Ritchie Bros. Auctioneers are eligible dividends, unless indicated otherwise in the Company’s quarterly reports or by press release.
63     2009 ANNUAL REPORT  |  RITCHIE BROS. AUCTIONEERS

RITCHIE BROS.
Auctioneers

rbauction.com

FSC
Mixed Sources
Cert no. SW-COC-001563
© 1996 FSC

RitchieBros.Auctioneers 9500GlenlyonParkway,Burnaby,BC,CanadaV5J0C6 Tel:778.331.5500Fax:778.331.5501 rbauction.com